     As filed with the Securities and Exchange Commission on December 27, 1995
                                                                   File No. ____
                                                                   File No. ____
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549
                               -----------------------
                                       FORM N-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933  ( X )
                    Pre-effective Amendment No. _____        (   )
                    Post-effective Amendment No. _____       (   )
                                       and/or
                     REGISTRATION STATEMENT UNDER THE INVESTMENT
                              COMPANY ACT OF 1940  ( X )
                      Pre-effective Amendment No. _____    (   )
                      Post-effective Amendment No. _____   (   )
                           (Check appropriate box or boxes)
                          ----------------------------------

                  ANNUITY INVESTORS(SERVICEMARK) VARIABLE ACCOUNT A
                             (Exact Name of Registrant)

                ANNUITY INVESTORS(SERVICEMARK) LIFE INSURANCE COMPANY
                                 (Name of Depositor)
                                    P.O. Box 5423
                             Cincinnati, Ohio  45201-5423
          (Address of Depositor's Principal Executive Offices)  (Zip Code)

                  Depositor's Telephone Number, including Area Code:
                                    (800) 789-6771
                  --------------------------------------------------
                                Mark F. Muething, Esq.
                 Senior Vice President, Secretary and General Counsel
                Annuity Investors(SERVICEMARK) Life Insurance Company
                                    P.O. Box 5423
                             Cincinnati, Ohio  45201-5423
                       (Name and Address of Agent for Service)

                                       Copy to:

                             Catherine S. Bardsley, Esq.
                             Kirkpatrick & Lockhart LLP
                                 1800 M Street, N.W.
                               South Lobby - Suite 900
                               Washington, D.C.  20036
              ----------------------------------------------------------
     Approximate  Date of  Proposed  Public Offering:    As soon  as practicable
     after the effective date of the Registration Statement.

                      DECLARATION REQUIRED BY RULE 24f-2 (a) (1)

              Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant declares that an indefinite number of its securities is being registered under the Securities Act of 1933. Fee $500.00

              The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, action pursuant to said Section 8(a), may determine.

                                CROSS REFERENCE SHEET
                                Pursuant to Rule 495


                      Showing Location in Part A (Prospectus),
               Part B (Statement of Additional Information) and Part C
              of Registration Statement Information Required by Form N-4

                                       PART A
                                       ------

              Item of Form N-4                                           Prospectus Caption
              ----------------                                           ------------------


        1.    Cover Page  . . . . . . . . . . . . . . . . . . . . . .    Cover Page

        2.    Definitions . . . . . . . . . . . . . . . . . . . . . .    Definitions

        3.    Synopsis  . . . . . . . . . . . . . . . . . . . . . . .    Highlights

        4.    Condensed Financial Information

              (a)      Accumulation Unit Values . . . . . . . . . . .    Not Applicable

              (b)      Performance Data . . . . . . . . . . . . . . .    Not Applicable

              (c)      Financial Statements . . . . . . . . . . . . .    Financial Statements for the Company

        5.    General Description of Registrant, Depositor and
              Portfolio Companies

              (a)      Depositor  . . . . . . . . . . . . . . . . . .    Annuity Investors(SERVICEMARK) Life Insurance
                                                                         Company

              (b)      Registrant . . . . . . . . . . . . . . . . . .    The Separate Account

              (c)      Portfolio Company  . . . . . . . . . . . . . .    The Funds

              (d)      Fund Prospectus  . . . . . . . . . . . . . . .    The Funds

              (e)      Voting Rights  . . . . . . . . . . . . . . . .    Voting Rights


       6.     Deductions and Expenses

              (a)      General  . . . . . . . . . . . . . . . . . . .    Charges and Deductions

              (b)      Sales Load % . . . . . . . . . . . . . . . . .    Contingent Deferred Sales Charge

              (c)      Special Purchase Plan  . . . . . . . . . . . .    Contingent Deferred Sales Charge






              (d)      Commissions  . . . . . . . . . . . . . . . . .    Distribution of the Contract

              (e)      Fund Expenses  . . . . . . . . . . . . . . . .    The Funds

              (f)      Operating Expenses . . . . . . . . . . . . . .    Summary of Expenses

       7.     Contracts

              (a)      Persons with Rights  . . . . . . . . . . . . .    The Contract; Surrenders; Contract Loans; Death
                                                                         Benefit; Voting Rights

              (b) (i)  Allocation of Premium  Payments  . . . . . . .    Purchase Payments

                  (ii)         Transfers  . . . . . . . . . . . . . .    Transfers

                 (iii)         Exchanges  . . . . . . . . . . . . . .    Additions, Deletions or Substitutions

              (c)      Changes  . . . . . . . . . . . . . . . . . . .    Not Applicable

              (d)      Inquiries  . . . . . . . . . . . . . . . . . .    Contacting the Company

       8.     Annuity Period  . . . . . . . . . . . . . . . . . . . .    Settlement Options

       9.     Death Benefit . . . . . . . . . . . . . . . . . . . . .    Death Benefit

       10.    Purchases and Contract Values

              (a)      Purchases  . . . . . . . . . . . . . . . . . .    Purchase Payments

              (b)      Valuation  . . . . . . . . . . . . . . . . . .    Fixed Account Value; Variable Account Value

              (c)      Daily Calculation  . . . . . . . . . . . . . .    Accumulation Unit Value; Net Investment Factor

              (d)      Underwriter  . . . . . . . . . . . . . . . . .    Distribution of the Contract

       11.    Redemptions

              (a)      By Owner . . . . . . . . . . . . . . . . . . .    Surrender Value; Systematic Withdrawal Option

                       By Annuitant . . . . . . . . . . . . . . . . .    Not Applicable

              (b)      Texas ORP  . . . . . . . . . . . . . . . . . .    Texas Optional Retirement Program

              (c)      Check Delay  . . . . . . . . . . . . . . . . .    Suspension or Delay in Payment of Surrender
                                                                         Value

              (d)      Free Look  . . . . . . . . . . . . . . . . . .    Right to Cancel

       12.    Taxes . . . . . . . . . . . . . . . . . . . . . . . . .    Federal Tax Matters

       13.    Legal Proceedings . . . . . . . . . . . . . . . . . . .    Legal Proceedings






       14.    Table of Contents for the Statement of Additional
              Information . . . . . . . . . . . . . . . . . . . . . .    Statement of Additional Information



                                                             PART B
                                                             ------

                                                                         Statement of Additional
              Item of Form N-4                                           Information Caption
              ----------------                                           -----------------------

       15.    Cover Page  . . . . . . . . . . . . . . . . . . . . . .    Cover Page

       16.    Table of Contents . . . . . . . . . . . . . . . . . . .    Table of Contents

       17.    General Information and History . . . . . . . . . . . .    General Information and History

       18.    Services

              (a)      Fees and Expenses of Registrant  . . . . . . .    (Prospectus) Summary of Expenses

              (b)      Management Contracts . . . . . . . . . . . . .    Not Applicable

              (c)      Custodian  . . . . . . . . . . . . . . . . . .    Not Applicable

                       Independent Auditors . . . . . . . . . . . . .    Experts

              (d)      Assets of Registrant . . . . . . . . . . . . .    Not Applicable

              (e)      Affiliated Person  . . . . . . . . . . . . . .    Not Applicable

              (f)      Principal Underwriter  . . . . . . . . . . . .    Not Applicable

       19.    Purchase of Securities Being Offered  . . . . . . . . .    (Prospectus) Distribution of the Contract

              Offering Sales Load . . . . . . . . . . . . . . . . . .    (Prospectus) Contingent Deferred Sales Charge

       20.    Underwriters  . . . . . . . . . . . . . . . . . . . . .    Distribution of the Contract

       21.    Calculation of Performance Data

              (a)      Money Market Funded Sub Accounts . . . . . . .    Money Market Sub-Account Standardized Yield
                                                                         Calculation

              (b)      Other Sub-Accounts . . . . . . . . . . . . . .    Other Sub-Account Standardized Yield
                                                                         Calculations

       22.    Annuity Payments  . . . . . . . . . . . . . . . . . . .    (Prospectus) Fixed Dollar Annuity Benefit;
                                                                         Variable Dollar Annuity Benefit

       23.    Financial Statements  . . . . . . . . . . . . . . . . .    Financial Statements








                                                   PART C - Other Information
                                                   --------------------------

              Item of Form N-4                                           Part C Caption
              ----------------                                           --------------

       24.    Financial Statements and Exhibits . . . . . . . . . . .    Financial Statements and Exhibits

              (a)      Financial Statements . . . . . . . . . . . . .    Financial Statements

              (b)      Exhibits . . . . . . . . . . . . . . . . . . .    Exhibits

       25.    Directors and Officers of the Depositor . . . . . . . .    Directors and Officers of Annuity
                                                                         Investors(SERVICEMARK) Life Insurance Company

       26.    Persons Controlled By or Under Common Control With the     Persons Controlled By Or Under Common Control
              Registrant  . . . . . . . . . . . . . . . . . . . . . .    With the Depositor or Registrant

       27.    Number of Owners  . . . . . . . . . . . . . . . . . . .    Number of Owners

       28.    Indemnification . . . . . . . . . . . . . . . . . . . .    Indemnification

       29.    Principal Underwriters  . . . . . . . . . . . . . . . .    Principal Underwriter

       30.    Location of Accounts and Records  . . . . . . . . . . .    Location of Accounts and Records

       31.    Management Services . . . . . . . . . . . . . . . . . .    Management Services

       32.    Undertakings  . . . . . . . . . . . . . . . . . . . . .    Undertakings

              Signature Page  . . . . . . . . . . . . . . . . . . . .    Signature Page


                   Subject to Completion: Dated _____________, 1995

                  ANNUITY INVESTORS(SERVICEMARK) VARIABLE ACCOUNT A
                                          of
                ANNUITY INVESTORS(SERVICEMARK) LIFE INSURANCE COMPANY
                                     PROSPECTUS
                                       for the
          Commodore Mariner(SERVICEMARK) and Commodore Galleon(SERVICEMARK)
                    Individual Flexible Premium Deferred Annuities
                                      Issued by
                ANNUITY INVESTORS(SERVICEMARK) LIFE INSURANCE COMPANY
              P.O. Box 5423, Cincinnati, Ohio 45201-5423, (800) 789-6771

     This Prospectus describes the Commodore Mariner(SERVICEMARK) and Commodore Galleon(SERVICEMARK), Individual Flexible Premium Deferred Annuity Contracts (each, the "Contract") issued by Annuity Investors(SERVICEMARK)
     Life    Insurance    Company    (the    "Company").        The    Commodore
     Mariner(SERVICEMARK) is available for non-tax-qualified annuity purchases. The Commodore Galleon(SERVICEMARK) is available in connection with arrangements that qualify for favorable tax treatment under sections 401, 403, 408 or 457 of the Internal Revenue Code of 1986, as amended.

     The Contract provides for the accumulation of an Account Value on a fixed or variable basis, or a combination of both. The Contract also provides for the payment of periodic annuity payments on a fixed or variable basis, or a combination of both. If the variable basis is chosen, Annuity values will be held in Annuity Investors(SERVICEMARK) Variable Account A (the "Separate Account") and will vary according to the investment performance of the mutual funds in which the Sub-Accounts of the Separate Account invest. If the fixed basis is chosen, periodic annuity payments from the Company's general account will be fixed and will not vary.

     The Separate Account is divided into Sub-Accounts. Each Sub-Account uses its assets to purchase, at their net asset value, shares of a designated registered investment company or portfolio thereof (each, a "Fund"). The Funds available for investment in the Separate Account under the Contract are as follows: from Janus Aspen Series, (1) the Aggressive Growth Portfolio, (2) the Worldwide Growth Portfolio, (3) the Balanced Portfolio, and (4) the Short-Term Bond Portfolio; (5) Dreyfus Variable Investment Fund's Capital Appreciation Portfolio; (6) Dreyfus Socially Responsible Growth Fund; (7) Dreyfus Stock Index Fund; and from Merrill Lynch Variable Series Funds, Inc., (8) the Basic Value Focus Fund, (9) the Global Strategy Focus Fund, (10) the High Current Income Fund and (11) the Domestic Money Market Fund.

     This  Prospectus  sets  forth  the  basic  information  that a  prospective investor should know before investing. A "Statement of Additional Information" containing more detailed information about the Contract is available free of charge by writing to the Company's Administrative Office at P.O. Box 5423, Cincinnati, Ohio 45201-5423. The Statement of Additional Information, which has the same date as this Prospectus, as it may be supplemented from time to time, has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The table of contents of the Statement of Additional Information is included at the end of this Prospectus.

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                                   *      *      *


              THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
                       THE SECURITIES AND EXCHANGE COMMISSION
                    OR ANY STATE SECURITIES REGULATORY AUTHORITIES
                   NOR HAS THE COMMISSION PASSED UPON THE ACCURACY
              OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                           CONTRARY IS A CRIMINAL OFFENSE.


                      Please Read this Prospectus Carefully and
                           Retain It for Future Reference.
                The Date of this Prospectus is _______________, 1996.

     ---------------------------------------------------------------------

     THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO DEALER, SALESMAN, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE
     CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.
     ---------------------------------------------------------------------


     VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR ENDORSED OR GUARANTEED BY, ANY FINANCIAL INSTITUTION, NOR ARE THEY FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE
     CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL INVESTMENT.

     THIS PROSPECTUS  IS VALID ONLY  WHEN ACCOMPANIED BY  THE CURRENT PROSPECTUS
     FOR  EACH UNDERLYING FUND.   BOTH THIS  PROSPECTUS AND  THE UNDERLYING FUND
     PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

                                  TABLE OF CONTENTS


                                                                            Page
                                                                            ----

                 DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . .     3

                 HIGHLIGHTS  . . . . . . . . . . . . . . . . . . . . . . .     6
                 The Contract  . . . . . . . . . . . . . . . . . . . . . .     6
                 The Separate Account  . . . . . . . . . . . . . . . . . .     6
                 The Fixed Account . . . . . . . . . . . . . . . . . . . .     6
                 Transfers Before the Annuity Commencement Date  . . . . .     7
                 Surrenders  . . . . . . . . . . . . . . . . . . . . . . .     7
                 Contingent Deferred Sales Charge ("CDSC") . . . . . . . .     7
                 Other Charges and Deductions  . . . . . . . . . . . . . .     7
                 Annuity Benefits  . . . . . . . . . . . . . . . . . . . .     8
                 Death Benefit . . . . . . . . . . . . . . . . . . . . . .     8
                 Federal Income Tax Consequences . . . . . . . . . . . . .     8
                 Right to Cancel . . . . . . . . . . . . . . . . . . . . .     8
                 Contacting the Company  . . . . . . . . . . . . . . . . .     8

                 SUMMARY OF EXPENSES . . . . . . . . . . . . . . . . . . .     9
                 Owner Transaction Expenses  . . . . . . . . . . . . . . .     9
                 Examples  . . . . . . . . . . . . . . . . . . . . . . . .    12

                 FINANCIAL STATEMENTS FOR THE COMPANY  . . . . . . . . . .    13

                 THE FUNDS . . . . . . . . . . . . . . . . . . . . . . . .    13
                 Janus Aspen Series  . . . . . . . . . . . . . . . . . . .    14
                 Aggressive Growth Portfolio . . . . . . . . . . . . . . .    14
                 Worldwide Growth Portfolio  . . . . . . . . . . . . . . .    14
                 Balanced Portfolio  . . . . . . . . . . . . . . . . . . .    14
                 Short-Term Bond Portfolio . . . . . . . . . . . . . . . .    14
                 Dreyfus Funds . . . . . . . . . . . . . . . . . . . . . .    14
                 Capital Appreciation Portfolio  . . . . . . . . . . . . .    14
                 Socially Responsible Growth Fund  . . . . . . . . . . . .    14
                 Stock Index Fund  . . . . . . . . . . . . . . . . . . . .    14
                 Merrill Lynch Variable Series Funds, Inc. . . . . . . . .    15
                 Basic Value Focus Fund  . . . . . . . . . . . . . . . . .    15
                 Global Strategy Focus Fund  . . . . . . . . . . . . . . .    15
                 High Current Income Fund  . . . . . . . . . . . . . . . .    15
                 Domestic Money Market Fund. . . . . . . . . . . . . . . .    15
                 Additions, Deletions, or Substitutions  . . . . . . . . .    16

                 PERFORMANCE INFORMATION . . . . . . . . . . . . . . . . .    16
                 Yield Data  . . . . . . . . . . . . . . . . . . . . . . .    16
                 Total Return Data . . . . . . . . . . . . . . . . . . . .    17


     _________________________________________________________________________

                                       Page i

                                                                            Page
                                                                            ----

                 ANNUITY INVESTORS(SERVICEMARK) LIFE INSURANCE
                 COMPANY AND THE SEPARATE ACCOUNT  . . . . . . . . . . . .    17
                 Annuity Investors(SERVICEMARK) Life Insurance
                 Company . . . . . . . . . . . . . . . . . . . . . . . . .    17
                 Published Ratings . . . . . . . . . . . . . . . . . . . .    18
                 The Separate Account  . . . . . . . . . . . . . . . . . .    18

                 THE FIXED ACCOUNT . . . . . . . . . . . . . . . . . . . .    18
                 Fixed Account Options . . . . . . . . . . . . . . . . . .    19
                 Renewal of Fixed Account Options  . . . . . . . . . . . .    19

                 THE CONTRACT  . . . . . . . . . . . . . . . . . . . . . .    20
                 Right to Cancel . . . . . . . . . . . . . . . . . . . . .    20

                 PURCHASE PAYMENTS . . . . . . . . . . . . . . . . . . . .    20
                 Purchase Payments . . . . . . . . . . . . . . . . . . . .    20
                 Allocation of Purchase Payments . . . . . . . . . . . . .    21

                 ACCOUNT VALUE . . . . . . . . . . . . . . . . . . . . . .    21
                 Fixed Account Value . . . . . . . . . . . . . . . . . . .    21
                 Variable Account Value  . . . . . . . . . . . . . . . . .    21
                 Accumulation Unit Value . . . . . . . . . . . . . . . . .    22
                 Net Investment Factor . . . . . . . . . . . . . . . . . .    22

                 TRANSFERS . . . . . . . . . . . . . . . . . . . . . . . .    22
                 Telephone Transfers . . . . . . . . . . . . . . . . . . .    23
                 Dollar Cost Averaging . . . . . . . . . . . . . . . . . .    23
                 Portfolio Rebalancing . . . . . . . . . . . . . . . . . .    24
                 Interest Sweep  . . . . . . . . . . . . . . . . . . . . .    24
                 Changes By the Company  . . . . . . . . . . . . . . . . .    25

                 SURRENDERS  . . . . . . . . . . . . . . . . . . . . . . .    25
                 Surrender Value . . . . . . . . . . . . . . . . . . . . .    25
                 Suspension or Delay in Payment of Surrender Value . . . .    26
                 Free Withdrawal Privilege . . . . . . . . . . . . . . . .    26
                 Systematic Withdrawal Option  . . . . . . . . . . . . . .    26

                 CONTRACT LOANS  . . . . . . . . . . . . . . . . . . . . .    27

                 DEATH BENEFIT . . . . . . . . . . . . . . . . . . . . . .    27
                 When A Death Benefit Will Be Paid . . . . . . . . . . . .    27
                 Death Benefit Values  . . . . . . . . . . . . . . . . . .    27
                 Beneficiary . . . . . . . . . . . . . . . . . . . . . . .    28





     _________________________________________________________________________

                                       Page ii

                                                                            Page
                                                                            ----

                 CHARGES AND DEDUCTIONS  . . . . . . . . . . . . . . . . .    28
                 Contingent Deferred Sales Charge ("CDSC") . . . . . . . .    29
                 Maintenance and Administrative Charges  . . . . . . . . .    30
                 Mortality and Expense Risk Charge . . . . . . . . . . . .    30
                 Premium Taxes . . . . . . . . . . . . . . . . . . . . . .    31
                 Transfer Fee  . . . . . . . . . . . . . . . . . . . . . .    31
                 Fund Expenses . . . . . . . . . . . . . . . . . . . . . .    31

                 SETTLEMENT OPTIONS  . . . . . . . . . . . . . . . . . . .    32
                 Annuity Commencement Date . . . . . . . . . . . . . . . .    32
                 Election of Settlement Option . . . . . . . . . . . . . .    32
                 Benefit Payments  . . . . . . . . . . . . . . . . . . . .    32
                 Fixed Dollar Benefit  . . . . . . . . . . . . . . . . . .    32
                 Variable Dollar Benefit . . . . . . . . . . . . . . . . .    33
                 Settlement Options  . . . . . . . . . . . . . . . . . . .    33
                 Minimum Amounts . . . . . . . . . . . . . . . . . . . . .    34
                 Settlement Option Tables  . . . . . . . . . . . . . . . .    34

                 GENERAL PROVISIONS  . . . . . . . . . . . . . . . . . . .    34
                 Non-participating . . . . . . . . . . . . . . . . . . . .    34
                 Misstatement of Age . . . . . . . . . . . . . . . . . . .    34
                 Proof of Existence and Age  . . . . . . . . . . . . . . .    35
                 Facility of Payment . . . . . . . . . . . . . . . . . . .    35
                 Transfer of Ownership . . . . . . . . . . . . . . . . . .    35
                 Non-Tax-Qualified Contract  . . . . . . . . . . . . . . .    35
                 Tax-Qualified Contract  . . . . . . . . . . . . . . . . .    35
                 Assignment  . . . . . . . . . . . . . . . . . . . . . . .    35
                 Non-Tax-Qualified Contract  . . . . . . . . . . . . . . .    35
                 Tax-Qualified Contract  . . . . . . . . . . . . . . . . .    35
                 Annuity Data  . . . . . . . . . . . . . . . . . . . . . .    35
                 Annual Report . . . . . . . . . . . . . . . . . . . . . .    36
                 Incontestability  . . . . . . . . . . . . . . . . . . . .    36
                 Entire Contract . . . . . . . . . . . . . . . . . . . . .    36
                 Changes in the Contract . . . . . . . . . . . . . . . . .    36
                 Waiver of the Contract Maintenance Fee  . . . . . . . . .    36
                 Notices and Directions  . . . . . . . . . . . . . . . . .    36

                 FEDERAL TAX MATTERS . . . . . . . . . . . . . . . . . . .    37
                 Introduction  . . . . . . . . . . . . . . . . . . . . . .    37
                 Taxation of Annuities In General  . . . . . . . . . . . .    37
                 Surrenders  . . . . . . . . . . . . . . . . . . . . . . .    37
                 Qualified Contracts . . . . . . . . . . . . . . . . . . .    37
                 Non-Qualified Contracts . . . . . . . . . . . . . . . . .    38
                 Annuity Benefit Payments  . . . . . . . . . . . . . . . .    38
                 Penalty Tax . . . . . . . . . . . . . . . . . . . . . . .    38
                 Taxation of Death Benefit Proceeds  . . . . . . . . . . .    38


     _________________________________________________________________________

                                       Page iii

                                                                            Page
                                                                            ----

                 Transfers, Assignments, or Exchanges of the
                 Contract  . . . . . . . . . . . . . . . . . . . . . . . .    38
                 Qualified Contracts - General . . . . . . . . . . . . . .    39
                 Texas Optional Retirement Program . . . . . . . . . . . .    39
                 Individual Retirement Annuities . . . . . . . . . . . . .    39
                 Tax-Sheltered Annuities . . . . . . . . . . . . . . . . .    39
                 Corporate Pension and Profit Sharing Plans and H.R.
                 10 Plans  . . . . . . . . . . . . . . . . . . . . . . . .    39
                 Certain Deferred Compensation Plans . . . . . . . . . . .    39
                 Withholding . . . . . . . . . . . . . . . . . . . . . . .    40
                 Possible Changes in Taxation  . . . . . . . . . . . . . .    40
                 Other Tax Consequences  . . . . . . . . . . . . . . . . .    40
                 General . . . . . . . . . . . . . . . . . . . . . . . . .    40

                 DISTRIBUTION OF THE CONTRACT  . . . . . . . . . . . . . .    40

                 LEGAL PROCEEDINGS . . . . . . . . . . . . . . . . . . . .    41

                 VOTING RIGHTS . . . . . . . . . . . . . . . . . . . . . .    41

                 AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . .    42

                 STATEMENT OF ADDITIONAL INFORMATION . . . . . . . . . . .    42

























     _________________________________________________________________________

                                       Page iv

                                     DEFINITIONS

     Account(s):    The  account  representing  the   Owner's  interest  in  the
     Sub-Account(s) and/or the Fixed Account options.

     Account Value:   The aggregate value of the  Owner's Account as of  the end of any Valuation Period.

     Accumulation Period:    The period  prior  to the  applicable  Commencement
     Date.

     Accumulation Unit: The unit of measure used to calculate the value of the Sub-Account(s) prior to the applicable Commencement Date.

     Administrative Office: The home office of the Company or any other office the Company may designate for administration.

     Age:  Age as of most recent birthday.

     Annuity  Benefit:    Periodic payments  under  a  Settlement  Option, which
     commence on or after the Annuity Commencement Date.

     Annuity Commencement Date: The first day of the first period for which an Annuity Benefit payment is to be made under a Settlement Option.

     Benefit Payment:   The Annuity Benefit  or Death Benefit payable  under a
     Settlement Option.

     Benefit Payment Period: The period commencing with the Commencement Date during which Benefit Payments are to be made under the Contract.

     Benefit Unit:   The unit of measure used  to determine the dollar  value of any Variable Dollar Benefit payments after the first Benefit Payment is made by the Company.

     Commencement Date: The Annuity Commencement Date if an Annuity Benefit is payable under the Contract, or the Death Benefit Commencement Date if a Death Benefit is payable under the Contract.

     Contract  Anniversary:   An  annual anniversary  of the  Contract Effective
     Date.

     Contract Effective Date:   The date  shown on  the Contract  Specifications
     page.

     Contract Year:   Any period  of twelve  months commencing  on the  Contract
     Effective Date and on each Contract Anniversary thereafter.

     Code:   The Internal Revenue  Code of 1986, as  amended, and the  rules and regulations issued thereunder.

     _________________________________________________________________________

     Death Benefit:   Periodic payments made  under a  Settlement Option,  which commence on or after the Death Benefit Commencement Date, or a lump sum or other payments made instead of such periodic payments.

     Death Benefit  Commencement Date:   The first day  of the first period  for
     which a Death Benefit payment is to be made under a Settlement Option.

     Death Benefit Valuation Date:   The date that Due  Proof of Death has  been
     received by the Company and the earlier to occur of:

                 (1) a  Written Request  with instructions  as  to  the form  of
                     Death Benefit has been received by the Company; or

                 (2) the Death Benefit Commencement Date has occurred.

     Due Proof of Death: Any of the following: (1) a certified copy of a death certificate; (2) a certified copy of a decree of a court of competent jurisdiction as to the finding of death; (3) any other proof satisfactory to the Company.

     Fixed Account: An account which is part of the Company's general account, the values of which are not dependent upon the investment performance of the Sub-Accounts.

     Fixed  Account  Value:   The  value of  an  owner's interest  in  all Fixed
     Account options.

     Fund: A management investment company or a portfolio thereof, registered under the Investment Company Act of 1940, in which a Sub-Account of the Separate Account invests.

     Net Asset Value: The amount computed by an investment company, no less frequently than each Valuation Period, as the price at which its shares or units, as the case may be, are redeemed in accordance with the rules of the Securities and Exchange Commission.

     Owner:    The  person  or  persons  identified  as  such  on  the  Contract
     Specifications page.

     Person Controlling Payments: The "Person Controlling Payments" means the following:
                 (1)  for tax-qualified Contracts:
                      (a)  with respect to Annuity Benefit payments, the Owner;
                      (b) with respect to Death Benefit payments, (i) the Beneficiary, or (ii) if the Beneficiary is deceased, the payee.





     _________________________________________________________________________

                 (2)  for non-tax-qualified Contracts:
                      (a) with respect to Annuity Benefit payments, (i) the Owner, if the Owner has the right to change the payee, or (ii) in all other cases the payee;
                      (b) with respect to Death Benefit payments, (i) the Beneficiary, or (ii) if the Beneficiary is deceased, the payee.

     Purchase Payment:   A contribution after  the deduction of premium  tax, if
     any, made to the Company in consideration for the Contract.

     Separate Account: An account which may be an investment company, which is established and maintained by the Company pursuant to the laws of the State of Ohio. Annuity Investors(SERVICEMARK) Variable Account A (also referred to as the "Variable Account") is the current Separate Account under the Contract.

     Settlement Option:   The option  elected by the  Owner for  the payment  of
     Benefit Payments.

     Sub-Account:   The Separate Account  is divided into  Sub-Accounts, each of which invests in the shares of a designated Fund.

     Surrender Value:   The amount payable under  a Contract if the  Contract is
     surrendered.

     Valuation Period: The period commencing at the close of regular trading on the New York Stock Exchange on any Valuation Date and ending at the close of trading on the next succeeding Valuation Date. "Valuation Date" means each day on which the New York Stock Exchange is open for business.

     Variable  Account  Value:    The  value  of  an  Owner's  interest  in  all
     Sub-Accounts.

     Written Request: Information provided, or a request made, that is complete and satisfactory to the Company, that is sent to the Company on the Company's form or in a form satisfactory to the Company, and that is received by the Company at the Administrative Office. A Written Request is subject to any payment made or any action the Company takes before the Written Request is acknowledged by the Company. An Owner may be required to return his or her Contract to the Company in connection with a Written Request.









     _________________________________________________________________________

                                     HIGHLIGHTS

     THE CONTRACT

     The Commodore Mariner(SERVICEMARK) contract described in this Prospectus is designed for use in connection with certain individual non-tax-qualified annuity purchases. The Commodore Galleon(SERVICEMARK) is available for arrangements that qualify for favorable tax treatment under Sections 401, 403, 408 or 457 of the Code.

     The Owner is the person or persons designated as such shown on the Contract Specifications page. Subject to the terms of the Contract and unless the Owner dies before the Annuity Commencement Date, the Account Value, after certain adjustments, will be applied to the payment of an Annuity Benefit under the Settlement Option elected by the Owner.

     The Account Value will depend on the investment experience of the amounts allocated to each Sub-Account of the Separate Account elected by the Owner and/or interest credited on amounts allocated to the Fixed Account option(s) elected. All Annuity Benefits and other values provided under the Contract when based on the investment experience of the Separate
     Account are variable and are not guaranteed as to dollar amount. Therefore, the Owner bears the entire investment risk with respect to amounts allocated to the Separate Account under the Contract.

     THERE IS NO GUARANTEED OR MINIMUM SURRENDER VALUE WITH RESPECT TO AMOUNTS ALLOCATED TO THE SEPARATE ACCOUNT, SO THE PROCEEDS OF A SURRENDER COULD BE LESS THAN THE TOTAL PURCHASE PAYMENTS.

     THE SEPARATE ACCOUNT

     Annuity Investors(SERVICEMARK) Variable Account A is a Separate Account of the Company that is divided into Sub-Accounts (See "The Separate Account," page __.) Each Sub-Account uses its assets to purchase, at their Net Asset Value, shares of a Fund. The Funds available for investment in the Separate Account under the Contract are as follows: from Janus Aspen Series, (1) the Aggressive Growth Portfolio, (2) the Worldwide Growth
     Portfolio, (3) the Balanced Portfolio, and (4) the Short-Term Bond Portfolio; (5) Dreyfus Variable Investment Fund's Capital Appreciation Portfolio; (6) Dreyfus Socially Responsible Growth Fund; (7) Dreyfus Stock Index Fund; and from Merrill Lynch Variable Series Funds Inc., (8) the Basic Value Focus Fund, (9) the Global Strategy Focus Fund, (10) the High Current Income Fund and (11) the Domestic Money Market Fund. Each Fund has distinct investment objectives and policies which are described in the accompanying prospectus for the Fund.

     Each Fund pays its investment adviser and other service providers certain fees charged against the assets of the Fund. The Account Value of a Contract and the amount of any Annuity Benefits will vary to reflect the investment performance of all the Sub-Accounts elected by the Owner and

     _________________________________________________________________________
     the deduction of the charges described under "Charges and Deductions," page __. For more information about the Funds, see "The Funds," page __, and the accompanying Funds' prospectuses.

     THE FIXED ACCOUNT

     The Fixed Account is an account within the Company's general account. There are currently four Fixed Account options available under the Fixed
     Account: a Fixed Accumulation Account option and three fixed term options. Purchase Payments allocated or amounts transferred to the Fixed Account options are credited with interest at a rate declared by the Company's Board of Directors, but in any event at a minimum guaranteed annual rate of 3.0% corresponding to a daily rate of 0.0081%. (See "The Fixed Account," page __.)

     TRANSFERS BEFORE THE ANNUITY COMMENCEMENT DATE

     Prior to the Annuity Commencement Date, the Owner may transfer values between the Separate Account and the Fixed Account, within the Fixed Account and between the Sub-Accounts, by Written Request to the Company or by telephone in accordance with the Company's telephone transfer rules. (See "Transfers," page __.)

     The  Company currently charges  a fee of  $25 for  each transfer ("Transfer
     Fee")  in  excess of  twelve  made during  the  same Contract  Year.   (See
     "Transfers," page __.)

     For transfers after the Annuity Commencement Date, see "Transfers After the Annuity Commencement Date," page__.

     SURRENDERS

     All or part of the Surrender Value of a Contract may be surrendered by the Owner on or before the Annuity Commencement Date by Written Request to the Company. Amounts surrendered may be subject to a Contingent Deferred Sales Charge ("CDSC") depending upon how long the Purchase Payments to be withdrawn have been held under the Contract. Amounts withdrawn also may be subject to a premium tax or similar tax, depending upon the jurisdiction in which the Owner lives. Surrenders may be subject to a 10% premature distribution penalty tax if made before the Owner reaches age 59 1/2. Surrenders may further be subject to federal, state or local income taxes or significant tax law restrictions. (See "Federal Tax Matters," page __.)

     CONTINGENT DEFERRED SALES CHARGE ("CDSC")

     A CDSC may be imposed on  amounts surrendered.  The maximum CDSC  is 7% for
     each Purchase  Payment.   That percentage  decreases by 1%  annually to  0%
     after year seven.


     _________________________________________________________________________

     The CDSC may  be waived  under certain  circumstances.   (See "Charges  and
     Deductions," page __.)

     OTHER CHARGES AND DEDUCTIONS

     The Company deducts a daily charge ("Mortality and Expense Risk Charge") at an effective annual rate of 1.25% of the daily Net Asset Value of each Sub-Account.

     The Company also deducts a Contract maintenance charge each year ("Contract Maintenance Fee"). This Fee is currently $25 and is deducted from an Owner's Variable Account Value on each Contract Anniversary. The Company will waive the Contract Maintenance Fee if the Account Value is equal to or greater than $30,000 on the date of the assessment of the charge.

     The Company does not currently intend to deduct a charge to help cover the costs of administering the Contract and the Separate Account ("Administration Charge"); however, the Company reserves the right to impose an Administration Charge at a future date. Any such Administration Charge is guaranteed not to exceed a maximum effective annual rate of 0.20% of the daily Net Asset Value of each Sub-Account.

     Charges for premium taxes may be imposed in some jurisdictions. Depending on the applicability of such taxes, the charges may be deducted from Purchase Payments, from surrenders, and from other payments made under the Contract. (See "Charges and Deductions," page __.)

     ANNUITY BENEFITS

     Annuity Benefits are paid on a fixed or variable basis, or a combination of both. (See "Annuity Benefits," page __.)

     DEATH BENEFIT

     The Contract provides for the payment of a Death Benefit if the Owner dies prior to the Annuity Commencement Date. The Death Benefit may be paid as a lump sum, pursuant to one of the Settlement Options offered under the Contract, or in any other manner acceptable to the Company. (See "Death Benefit," page __)

     FEDERAL INCOME TAX CONSEQUENCES

     An Owner generally should not be taxed on increases in the Account Value until a distribution under the Contract occurs (e. g., a surrender or Annuity Benefit) or is deemed to occur (e.g., a loan). Generally, a portion (up to 100%) of any distribution or deemed distribution is taxable as ordinary income. The taxable portion of distributions is generally subject to income tax withholding unless the recipient elects otherwise.


     _________________________________________________________________________

     In addition, a 10% federal penalty tax may apply to certain distributions. (See "Federal Tax Matters," page __.)

     RIGHT TO CANCEL

     An Owner may cancel the Contract by giving the Company written notice of cancellation and returning the Contract before midnight of the twentieth day (or longer if required by state law) after receipt. (See "Right to Cancel," page __.)

     CONTACTING THE COMPANY

     All Written Requests and any questions or inquiries should be directed to the Company's Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423, (800) 789-6771. All inquiries should include the Contract Number and the Owner's name.

     NOTE: THE FOREGOING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION IN THE REMAINDER OF THIS PROSPECTUS AND IN THE ACCOMPANYING PROSPECTUSES FOR THE FUNDS WHICH SHOULD BE REFERRED TO FOR MORE DETAILED INFORMATION. THE REQUIREMENTS OF AN ENDORSEMENT TO THE CONTRACT OR LIMITATIONS OR PENALTIES IMPOSED BY THE CODE MAY IMPOSE ADDITIONAL LIMITS OR RESTRICTIONS ON PURCHASE PAYMENTS, SURRENDERS, DISTRIBUTIONS, BENEFITS, OR OTHER PROVISIONS OF THE CONTRACT. THIS PROSPECTUS DOES NOT DESCRIBE SUCH LIMITATIONS OR RESTRICTIONS. (SEE "FEDERAL TAX MATTERS," PAGE __.)


























     _________________________________________________________________________

                                 SUMMARY OF EXPENSES

     OWNER TRANSACTION EXPENSES

       Sales Load Imposed on Purchase Payments                      None

       Contingent Deferred Sales Charge (as a percentage of Purchase Payments surrendered)

                 Contract Years elapsed since receipt of
                 Purchase Payment

                      less than 1 year                               7%

                      1 year but less than 2 years                   6%

                      2 years but less than 3 years                  5%

                      3 years but less than 4 years                  4%

                      4 years but less than 5 years                  3%

                      5 years but less than 6 years                  2%

                      6 years but less than 7 years                  1%

                      7 years or more                                0%

       Surrender Fees                                               None

       Transfer Fee1/                                               $25

       Annual Contract Maintenance Fee                              $25














     1/ The first twelve transfers in a Contract Year are free. Thereafter, a $25 fee will be charged on each subsequent transfer.

     _________________________________________________________________________

                                                                                                          Dreyfus
      Separate Account Annual Expenses2/                      Janus A.S.                  Janus A.S.      V.I.F.
     (as a percentage of average Separate     Janus A.S.      Worldwide     Janus A.S.    Short-Term      Capital
                Account assets)           Aggressive Growth     Growth       Balanced        Bond      Appreciation
       --------------------------------     --------------  -------------   ----------    -----------  ------------
     Mortality and Expense Risk Charge          1.25%           1.25%          1.25%         1.25%         1.25%
     Administration Charge                      0.00%           0.00%          0.00%         0.00%         0.00%
     Other Fees and Expenses of the
     Separate Account                           0.00%           0.00%          0.00%         0.00%         0.00%
     Total Separate Account Annual
     Expenses                                   1.25%           1.25%          1.25%         1.25%         1.25%

     Fund Annual Expenses3/ (as a percentage of Fund average net assets after waiver and/or expense reimbursement)


     Management Fees                      0.77%             0.69%         0.83%         0.00%         0.75%
     Other Expenses                       0.28%             0.49%         0.74%         0.65%         0.36%
     Total Fund Annual Expenses           1.05%             1.18%         1.57%         0.65%         1.11%




     2/ Annual expenses are anticipated to be the same for each Sub-Account.
        These expenses are based on estimated amounts for the current fiscal year.

     3/ Information regarding each underlying Fund has been provided to the Company by each Fund, and the Company has not independently verified such information. Data for each Fund is for its fiscal year ended
        December 31, 1994. Actual expenses in future years may be higher or lower.

        Fund expenses are net of management fees and other expenses waived and/or reimbursed (except those shown for the Dreyfus V.I.F. Capital
        Appreciation Portfolio and the Dreyfus Socially Responsible Growth Fund as noted below). In the absence of such fee waivers and/or expense reimbursements, Management Fees, Other Expenses and Total Fund Annual
        Expenses would have been as follows for the fiscal year ended December
        31, 1994: 1.00%, 0.28% and 1.28%, respectively, for the Janus A.S.
        Aggressive Growth Portfolio; 1.00%, 0.49% and 1.49%, respectively, for the Janus A.S. Worldwide Growth Portfolio; 1.00%, 0.74 and 1.74%
        respectively, for the Janus A.S. Balanced Portfolio; and 0.65%, 0.75% and 1.40%, respectively, for the Janus A.S. Short-Term Bond Portfolio;
        0.15%, 0.41% and 0.56%, respectively, for the Dreyfus Stock Index Fund;
        and 0.50%, 0.07% and 0.57%, respectively, for the Merrill Lynch V.S.F.
        Domestic Money Market Fund.  Fees and expenses for the Dreyfus V.I.F.
        Capital Appreciation Portfolio and the Dreyfus Socially Responsible
        Growth Fund are based on 1994 fees and expenses but do not take into account management fee waivers and expense reimbursements that were in effect during that year because they are no longer in effect.

     _________________________________________________________________________

                                       Page 11






        Separate Account Annual      Dreyfus                                                        Merrill        Merrill
       Expenses (as a percentage     Socially                   Merrill Lynch   Merrill Lynch    Lynch V.S.F.   Lynch V.S.F.
          of average Separate      Responsible      Dreyfus     V.S.F. Basic    V.S.F. Global    High Current     Domestic
            Account assets)           Growth      Stock Index    Value Focus    Strategy Focus      Income      Money Market
        -----------------------     ----------    ----------    ------------    --------------    -----------   ------------
       Mortality and Expense
       Risk Charge                 1.25%          1.25%         1.25%           1.25%            1.25%          1.25%
       Administration Charge       0.00%          0.00%         0.00%           0.00%            0.00%          0.00%
       Other Fees and Expenses
       of the Separate Account     0.00%          0.00%         0.00%           0.00%            0.00%          0.00%
       Total Separate Account
       Annual Expenses             1.25%          1.25%         1.25%           1.25%            1.25%          1.25%

       Fund Annual Expenses (as a percentage of Fund average net assets after fee waiver and/or expense reimbursement)

       Management Fees             0.75%          0.14%         0.60%           0.65%            0.52%          0.50%
       Other Expenses              2.10%          0.26%         0.12%           0.12%            0.09%          0.00%
       Total Fund Annual
       Expenses                    2.85%          0.40%         0.72%           0.77%            0.61%          0.50%

     The purpose of this table is to assist Owners in understanding the various costs and expenses that the Owner will bear, directly and indirectly, with respect to investment in the Separate Account. The table reflects expenses of each Sub-Account as well as of the Fund in which the Sub-Account invests. See "Charges and Deductions" on page __ of this Prospectus and the accompanying prospectus for the applicable Fund for a more complete description of the various costs and expenses. In addition to the expenses listed above, premium taxes may be applicable. The dollar figures should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown. The $25 Contract Maintenance Charge is included in the Examples as $1.

     Examples4/

     If the  Owner surrenders his or her  Contract at the end  of the applicable
     time  period,  the  following  expenses   will  be  charged  on   a  $1,000
     investment, assuming a 5% annual return on assets:





     4/ The examples assume the reinvestment of all dividends and distributions, no transfers among Sub-Accounts or between Accounts, and an assumed annual rate of return of 5% as mandated by Securities and Exchange Commission regulations. Annual Contract Maintenance Fees are based on an estimated amount for the Separate Account's current fiscal year.

     _________________________________________________________________________

       Sub-Account                                         1 Year      3 Years
       -----------                                         ------      -------
       Janus A.S. Aggressive Growth                           $95         $128
       Janus A.S. Worldwide Growth                            $96         $132
       Janus A.S. Balanced                                   $100         $144
       Janus A.S. Short-Term Bond                             $91         $115
       Dreyfus V.I.F. Capital Appreciation                    $95         $130
       Dreyfus Socially Responsible Growth                   $113         $184
       Dreyfus Stock Index                                    $88         $107
       Merrill Lynch V.S.F. Basic Value Focus                 $91         $117
       Merrill Lynch V.S.F. Global Strategy Focus             $92         $119
       Merrill Lynch V.S.F. High Current Income               $90         $114
       Merrill Lynch V.S.F. Money Market                      $89         $110

     If the Owner does not surrender his or her Contract, or it is annuitized, the following expenses would be charged on a $1,000 investment at the end of the applicable time period, assuming a 5% annual return on assets:

       Sub-Account                                     1 Year        3 Years
       ------------                                    ------        -------
       Janus A.S. Aggressive Growth                     $25            $78
       Janus A.S. Worldwide Growth                      $26            $82
       Janus A.S. Balanced                              $30            $94
       Janus A.S. Short-Term Bond                       $21            $67
       Dreyfus V.I.F. Capital Appreciation              $25            $80
       Dreyfus Socially Responsible Growth              $43           $134
       Dreyfus Stock Index                              $18            $57
       Merrill Lynch V.S.F. Basic Value Focus           $21            $65
       Merrill Lynch V.S.F. Global Strategy Focus       $22            $69
       Merrill Lynch V.S.F. High Current Income         $20            $64
       Merrill Lynch V.S.F. Money Market                $19            $60

     The examples should not be considered a representation of past or future expenses or annual rates of return of any Fund. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the examples.

     The fee table and examples do not include charges to Owners for premium taxes.


                         FINANCIAL STATEMENTS FOR THE COMPANY

     The financial statements and report of independent public accountants for the Company are contained in the Statement of Additional Information. Because the Contracts registered by this Prospectus had not yet been issued as of the date of this prospectus, no financial information for the Separate Account is provided.



     _________________________________________________________________________

                                      THE FUNDS

     The Separate Account currently has eleven Funds that are available for investment under the Contract. Each Fund has separate investment objectives and policies. As a result, each Fund operates as a separate investment portfolio and the investment performance of one Fund has no effect on the investment performance of any other Fund. There is no assurance that any of these Funds will achieve their stated objectives. The Securities and Exchange Commission does not supervise the management or the investment practices and/or policies of any of the Funds.

     The Separate Account invests exclusively in shares of the Funds listed below (followed by a brief overview of each Fund's investment objective(s) and policies):


     JANUS ASPEN SERIES:

     Aggressive Growth Portfolio. A nondiversified portfolio that seeks long-term growth of capital by investing primarily in common stocks. The common stocks held by this Fund will normally have an average market capitalization between $1 billion and $5 billion. The Portfolio may invest in debt securities, including junk bonds

     Worldwide Growth Portfolio. A diversified portfolio that seeks long-term growth of capital by investing primarily in common stocks of foreign and domestic companies. The Portfolio may invest in debt securities, including junk bonds.

     Balanced Portfolio. A diversified portfolio that seeks long-term growth of capital balanced by current income. The Fund normally invests 40-60% of its assets in equity securities selected for their growth potential and 40-60% in fixed-income securities. The Portfolio may invest in debt securities, including junk bonds.

     Short-Term Bond Portfolio. A diversified portfolio that seeks a high level of current income while minimizing interest rate risk by investing in shorter term fixed-income securities. Its average-weighted maturity is normally less than three years. The Portfolio may invest in junk bonds.

     Janus Capital Corporation serves as the investment adviser to each of these Funds.

     DREYFUS FUNDS:

     Capital Appreciation Portfolio (Dreyfus Variable Investment Fund). The Capital Appreciation Portfolio's primary investment objective is to provide long-term capital growth consistent with the preservation of capital. Current income is a secondary goal. It seeks to achieve its goals by investing in common stocks of domestic and foreign issuers.

     _________________________________________________________________________

     The Dreyfus Corporation serves as the investment adviser and Fayez Sarofim & Company serves as the investment sub-adviser to this Fund.

     Socially Responsible Growth Fund. The Socially Responsible Growth Fund's primary goal is to provide capital growth. It seeks to achieve this goal by investing principally in common stocks, or securities convertible into common stock, of companies which, in the opinion of the Fund's management, not only meet traditional investments standards, but also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. Current income is a secondary goal.

     The Dreyfus Corporation serves as the investment adviser and NCM Capital Management Group, Inc. serves as the investment sub-adviser to this Fund.

     Stock Index Fund. The Stock Index Fund's investment objective is to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. The Stock Index Fund is neither sponsored by nor affiliated with Standard & Poor's Corporation.

     Mellon Equity Associates serves as this Fund's investment adviser.

     MERRILL LYNCH VARIABLE SERIES FUNDS, INC.:

     Basic Value Focus Fund. The investment objective of the Fund is to seek capital appreciation and, secondarily, income by investing in securities, primarily equities, that management of the Fund believes are undervalued. The Fund seeks special opportunities in securities that are selling at a discount, either from book value or historical price-earnings ratios, or seem capable of recovering from temporarily out-of-favor considerations. Particular emphasis is placed on securities that provide an above-average dividend return and sell at a below-average price-earnings ratio.

     Global Strategy Focus Fund. The investment objective of the Fund is to seek high total investment return by investing primarily in a portfolio of equity and fixed income securities, including convertible securities, of U.S. and foreign issuers. The Fund seeks to achieve its objective by investing primarily in securities of issuers located in the U.S., Canada, Western Europe and the Far East. The Fund may allocate investments without prescribed limits among capital markets and types and maturities of securities on the basis of various considerations which may affect total anticipated return from investments.

     High Current Income Fund. The investment objective of the Fund is to obtain as high a level of current income as is consistent with prudent investment management, and capital appreciation to the extent consistent with the foregoing objective, by investing principally in fixed-income securities that are rated in the lower rating categories of the

     _________________________________________________________________________
     established  rating  services  or  in  unrated   securities  of  comparable
     quality, including junk bonds.

     Domestic Money Market Fund. The investment objectives of the Fund are to seek preservation of capital, maintain liquidity and achieve the highest possible current income consistent with the foregoing objectives by investing in short-term money market securities.

     Merrill Lynch Asset Management, L.P. serves as the investment adviser to these Funds.

     Meeting Fund objectives depends on various factors, including, but not limited to, how well the portfolio managers anticipate changing economic and market conditions.

     THERE IS NO ASSURANCE THAT ANY OF THESE FUNDS WILL ACHIEVE THEIR STATED OBJECTIVES.

     INVESTMENTS IN THESE FUNDS ARE NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT OR ANY OTHER ENTITY OR PERSON.

     Since each of the Funds is available to separate accounts of other insurance companies offering variable annuity and variable life products, and certain Funds may be available to qualified pension and retirement plans, there is a possibility that a material conflict may arise between the interests of the Separate Account and one or more other separate accounts or plans investing in the Fund. In the event of a material conflict, the affected insurance companies and plans will take any necessary steps to resolve the matter, including stopping their separate accounts from investing in the particular Fund. See the Funds' prospectuses for greater detail.

     Additional information concerning the investment objectives and policies of each Fund, the investment advisory services and administrative services of each Fund and charges of each Fund can be found in the current prospectus for each Fund which accompany this Prospectus. The appropriate Funds' prospectuses should be read carefully before any decision is made concerning the allocation of Purchase Payments to, or transfers among, the Sub-Accounts.

     ADDITIONS, DELETIONS, OR SUBSTITUTIONS

     The Company does not control the Funds and cannot guarantee that any of the Sub-Accounts or any of the Funds will always be available for allocation of Purchase Payments or transfers. The Company retains the right to make changes in the Separate Account and its investments.

     The Company reserves the right to eliminate the shares of any Fund held by a Sub-Account and to substitute shares of another investment company for the shares of any Fund, if the shares of that Fund are no longer available

     _________________________________________________________________________
     for investment or if, in the Company's judgment, investment in any Fund would be inappropriate in view of the purposes of the Separate Account. To the extent required by the Investment Company Act of 1940, as amended ("1940 Act"), or other applicable law, a substitution of shares attributable to the Owner's interest in a Sub-Account will not be made without prior notice to the Owner and the prior approval of the Securities and Exchange Commission. Nothing contained herein shall prevent the Separate Account from purchasing other securities for other series or classes of variable annuity policies, or from effecting an exchange between series or classes of variable policies on the basis of requests made by Owners.

     New Sub-Accounts may be established when, in the sole discretion of the Company, marketing, tax, investment or other conditions so warrant. Any new Sub-Accounts will be made available to existing Owners on a basis to be determined by the Company. Each additional Sub-Account will purchase shares in a Fund or in another mutual fund or investment vehicle. The Company may also eliminate one or more Sub-Accounts, if in its sole discretion, marketing, tax, investment or other conditions so warrant. In the event any Sub-Account is eliminated, the Company will notify Owners and request a re-allocation of the amounts invested in the eliminated Sub-Account.

     In the event of any substitution or change, the Company may make such changes in the Contract as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the Contracts, the Separate Account may be operated as a management company under the 1940 Act or any other form permitted by law, may be de-registered under such Act in the event such registration is no longer required, or may be combined with one or more separate accounts.


                               PERFORMANCE INFORMATION

     From time to time, the Company may advertise yields and/or total returns for the Sub-Accounts. THESE FIGURES ARE BASED ON HISTORICAL INFORMATION AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE. For a description of the methods used to determine yield and total return, see the Statement of Additional Information.

     YIELD DATA

     The yield of the Money Market Sub-Account refers to the annualized income generated by an investment in that Sub-Account over a specified seven-day period. The Company may also advertise the effective yield of the Money Market Sub-Account which is calculated similarly but, when annualized, the income earned by an investment in that Sub-Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

     _________________________________________________________________________

     The yield of a Sub-Account other than the Money Market Sub-Account refers to the annualized income generated by an investment in the Sub-Account over a specified 30-day period.

     The yield calculations do not reflect the effect of any CDSC or premium taxes that may be applicable to a particular Contract which would reduce the yield of that Contract.

     TOTAL RETURN DATA

     The average annual total return of a Sub-Account refers to return quotations assuming an investment has been held in the Sub-Account for various periods of time including, but not limited to, a period measured from the date the Sub-Account commenced operations. When a Sub-Account has been in operation for one, five and ten years, respectively, the average annual total return presented will be presented for these periods, although other periods may also be provided. The average annual total return quotations reflect the deduction of all applicable charges except for premium taxes. In addition to average annual total return for a Sub-Account, the Company may provide cumulative total return and/or other non-standardized total return for the Sub-Account.

     Reports and promotional literature may contain the ranking of any Sub-Account derived from rankings of variable annuity separate accounts or their investment products tracked by Lipper Analytical Services, Inc., VARDS, IBC/Donoghue's Money Fund Report, Financial Planning Magazine, Money Magazine, Bank Rate Monitor, Standard & Poor's Indices, Dow Jones Industrial Average, and other rating services, companies, publications, or other persons who rank separate accounts or other investment products on overall performance or other criteria. The Company may compare the performance of a Sub-Account with applicable indices and/or industry averages. Performance information may present the effects of tax-deferred compounding on Sub-Account investment returns, or returns in general, which may be illustrated by graphs, charts, or otherwise, and which may include comparisons of investment return on a tax-deferred basis with currently taxable investment return.

     The Company may also advertise performance figures for the Sub-Accounts based on the performance of a Fund prior to the time the Separate Account commenced operations.


        ANNUITY INVESTORS(SERVICEMARK) LIFE INSURANCE COMPANY AND THE SEPARATE
                                       ACCOUNT

     ANNUITY INVESTORS(SERVICEMARK) LIFE INSURANCE COMPANY

     Annuity Investors(SERVICEMARK) Life Insurance Company (the "Company"), formerly known as Carillon Life Insurance Company, is a stock life insurance company. It was incorporated under the laws of the State of

     _________________________________________________________________________

     Ohio in 1981. The Company is principally engaged in the sale of fixed and variable annuity policies.

     The Company is a wholly-owned subsidiary of Great American Life Insurance Company which is a wholly-owned subsidiary of American Annuity Group, Inc., a publicly traded insurance holding company. That company is in turn indirectly controlled by American Financial Group, Inc., a publicly traded holding company.

     The home office of the Company is located at 250 East Fifth Street, Cincinnati, Ohio 45202.

     PUBLISHED RATINGS

     The Company may from time to time publish in advertisements, sales literature and reports to Owners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's, and Duff & Phelps. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of the Company and should not be considered as reflecting on the investment performance of assets held in the Separate Account. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, the claims-paying ability of the Company as measured by Standard & Poor's or Duff & Phelps may be referred to in advertisements or sales literature or in reports to Owners. These ratings are opinions of those agencies as to an operating insurance company's financial capacity to meet the obligations of its insurance and annuity policies in accordance with their terms. Such ratings do not reflect the investment performance of the Separate Account or the degree of risk associated with an investment in the Separate Account.

     THE SEPARATE ACCOUNT

     Annuity Investors(SERVICEMARK) Variable Account A was established by the Company as an insurance company separate account under the laws of the State of Ohio on May 26, 1995, pursuant to resolutions of the Company's Board of Directors. The Separate Account is registered with the Securities and Exchange Commission under the 1940 Act as a unit investment trust. However, the Securities and Exchange Commission does not supervise the management or the investment practices or policies of the Separate Account.

     The assets of the Separate Account are owned by the Company but they are held separately from the other assets of the Company. The Ohio Revised Code provides that the assets of a separate account are not chargeable with liabilities incurred in any other business operation of the Company.

     _________________________________________________________________________

     Income, gains and losses incurred on the assets in the Separate Account, whether or not realized, are credited to or charged against the Separate Account, without regard to other income, gains or losses of the Company. Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of the Company's general account assets or any other separate account maintained by the Company.

     Under Ohio law, the assets of the Separate Account will be held for the exclusive benefit of Owners of, and the persons entitled to payment under, the Contracts offered by this Prospectus and under all other contracts which provide for accumulated values or dollar amount payments to reflect investment results of the Separate Account. The obligations arising under the Contracts are obligations of the Company.

     The Separate Account is divided into Sub-Accounts, each of which invests solely in a specific corresponding Fund. (See "The Funds," page __.) Changes to the Sub-Accounts may be made at the discretion of the Company. (See "Additions, Deletions, or Substitutions," page __.)


                                  THE FIXED ACCOUNT

     The Fixed Account is a part of the Company's general account. Because of exemptive and exclusionary provisions, interests in the general account have not been registered under the Securities Act of 1933, nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interest therein is generally subject to the provisions of these Acts, and the staff of the Securities and Exchange Commission does not generally review the disclosures in the prospectus relating to the Fixed Account. Disclosures regarding the Fixed Account and the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

     The Company has sole discretion to invest the assets of the Fixed Account, subject to applicable law. The Company delegates the investment of the assets of the Fixed Account to American Money Management Corporation. Allocation of any amounts to the Fixed Account does not entitle Owners to share directly in the investment experience of these assets. The Company assumes the risk of investment gain or loss on the portion of the Account Value allocated to the Fixed Account. All assets held in the general account are subject to the Company's general liabilities from business operations.

     FIXED ACCOUNT OPTIONS

     There are currently four options under the Fixed Account: the Fixed Accumulation Account option; and the guarantee period options referred to in the Contract as the Fixed Account options One-Year, Three-Year and

     _________________________________________________________________________

     Five-Year Fixed, respectively. Additional Fixed Account options may be offered by the Company at any time. Purchase Payments allocated and amounts transferred to the Fixed Account options accumulate interest at the applicable current interest rate declared by the Company's Board of Directors, and if applicable, for the duration of the guarantee period selected.

     The Company guarantees a minimum rate of interest for the Fixed Account options. The guaranteed rate is 3% per year.

     RENEWAL OF FIXED ACCOUNT OPTIONS

     The following provisions apply to all Fixed Account options except the Fixed Accumulation Account option.

     At the end of a guarantee period, and for the thirty days immediately preceding the end of such guarantee period, the Owner may elect a new option to replace the Fixed Account option that is then expiring. The entire amount maturing may be reallocated to any of the then current options under the Contract (including the various Sub-Accounts within the Separate Account), except that a Fixed Account option with a guarantee period that would extend past such Commencement Date may not be selected. In particular, in the case of renewals occurring within one year of such Commencement Date, the only Fixed Account option available is the Fixed Accumulation Account.

     If the Owner does not specify a new option in accordance with the preceding paragraph, the Owner will be deemed to have elected the same Fixed Account option, so long as the guarantee period of such option does not extend beyond the Annuity Commencement Date. In the event that such a period would extend beyond the Annuity Commencement Date, the Owner will be deemed to have selected the Fixed Account option with the longest available guarantee period that expires prior to the Annuity Commencement Date.


                                     THE CONTRACT

     The Contract is an individual flexible premium deferred annuity. The rights and benefits are described below and in the Contract. The Company reserves the right to make any modification to conform the Contracts thereunder to, or give the Owner the benefit of, any applicable law. The obligations under the Contracts are obligations of the Company.

     For each Contract, a different Account will be established and Fixed Account Values, Variable Account Values, and benefits and charges will be calculated separately. The various administrative rules described below will apply separately to each Contract, unless otherwise noted. The Company reserves the right to terminate any Contract for which the Account Value is less than $500.

     _________________________________________________________________________

     RIGHT TO CANCEL

     The Owner may cancel the Contract by giving the Company written notice of cancellation and returning the Contract before midnight of the twentieth day (or longer if required by state law) following the date the Owner receives the Contract. The Contract must be returned to the Company, and the required notice must be given in person, or to the agent who sold it to the Owner, or by mail. If by mail, the return of the Contract or the notice is effective on being postmarked, with the proper address and with postage paid. If the Owner cancels the Contract as set forth above, the Contract will be void and the Company will refund the Purchase Payment(s) as provided plus or minus any investment gains or losses under the Contract as of the date the returned Contract is received by the Company, unless otherwise required by law.


                                  PURCHASE PAYMENTS

     PURCHASE PAYMENTS

     All Purchase Payments must be received at the Administrative Office.

     Each Purchase Payment will be applied by the Company to the credit of the Owner's Account. If the application form is in good order, the Company will apply the initial Purchase Payment to an account for the Owner within two business days of receipt of the Purchase Payment at the Administrative Office. If the application form is not in good order, the Company will attempt to get the application form in good order within five business days. If the application form is not in good order at the end of this period, the Company will inform the Owner of the reason for the delay and that the Purchase Payment will be returned immediately unless he or she specifically consents to the Company keeping the Purchase Payment until the application form is in good order. Once the application form is in good order, the Purchase Payment will be applied to the Owner's Account within two business days.

     Additional Purchase Payments may be made at any time prior to the Annuity Commencement Date. Each additional Purchase Payment is credited to a
     Contract as of the next Valuation Date following the receipt of such additional Purchase Payment.

     No Purchase Payment for any Contract may exceed $500,000 without prior approval of the Company.

     ALLOCATION OF PURCHASE PAYMENTS

     Purchase Payments will be allocated to the Fixed Account and/or to the Sub-Accounts according to the instructions in the Owner's application form or subsequent Written Request, or by another method acceptable to the


     _________________________________________________________________________

     Company. Allocations are made in percentages, and whole percentages must be used.


                                    ACCOUNT VALUE

     Before the Annuity Commencement Date, the Account Value is equal to the Fixed Account Value plus the Variable Account Value.

     FIXED ACCOUNT VALUE

     The Fixed Account Value at any time is equal to: (a) the Purchase Payment(s) allocated to the Fixed Account; plus (b) amounts transferred to the Fixed Account; plus (c) interest credited to the Fixed Account; less
     (d) any charges, surrenders, deductions, amounts transferred from the Fixed Account or other adjustments made in accordance with the provisions of the Contract.

     VARIABLE ACCOUNT VALUE

     The Variable Account Value for the Contract at any time is the sum of the value of each Sub-Account ("Sub-Account Value") selected by the Owner for the Contract on the Valuation Date most recently completed.

     Purchase Payments may be allocated among, and Account Values may be transferred to, the various Sub-Accounts within the Separate Account, subject to the provisions of the Contract governing transfers. For each Sub-Account, the Purchase Payment(s) or amounts transferred are converted into Accumulation Units. The number of Accumulation Units credited is determined by dividing the dollar amount directed to each Sub-Account by the Accumulation Unit Value for that Sub-Account at the end of the Valuation Period on which the Purchase Payment(s) or transferred amount is received.

     The following events will result in the cancellation of an appropriate number of Accumulation Units of a Sub-Account:

     (1)  transfer from a Sub-Account;

     (2)  full or partial surrender of the Variable Account Value;

     (3)  payment of a Death Benefit;

     (4)  application of the Variable Account Value to a Settlement Option;

     (5)  deduction of the Contract Maintenance Fee; or

     (6)  deduction of a Transfer Fee.



     _________________________________________________________________________

     Accumulation Units will be canceled, as the case may be: (i) as of the end of the Valuation Period during which the Company received a Written Request regarding the event giving rise to such cancellation;
     (ii) the applicable Commencement Date; or (iii) the end of the Valuation Period on which the Contract Maintenance Fee or a Transfer Fee is due.

     The Variable Account Value for a Contract at any time is equal to the sum of the number of Accumulation Units attributable to that Contract for each Sub-Account multiplied by the Accumulation Unit value ("Accumulation Unit Value") for each Sub-Account at the end of the Valuation Period.

     ACCUMULATION UNIT VALUE

     The initial Accumulation Unit Value for each Sub-Account, with the exception of the Money Market Sub-Account, was set at $10. The initial Accumulation Unit Value for the Money Market Sub-Account was set at $1.00. Thereafter, the Accumulation Unit Value at the end of each Valuation Period is the Accumulation Unit Value at the end of the previous Valuation Period multiplied by the Net Investment Factor, as described below.

     NET INVESTMENT FACTOR

     The Accumulation Unit Value for each Sub-Account for any Valuation Period is determined by the Net Investment Factor. The Net Investment Factor is a factor applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. Each Sub-Account has a Net Investment Factor for each Valuation Period which may be greater or less than one. Therefore, the value of an Accumulation Unit may increase or decrease. The Net Investment Factor for any Sub-Account for any Valuation Period is determined by dividing (1) by (2) and subtracting (3) from the result, where:

     (1)  is equal to:

                 a. the Net Asset Value per share of the Fund held in the Sub-Account, determined at the end of the applicable Valuation Period; plus

                 b. the per share amount of any dividend or net capital gain distributions made by the Fund held in the Sub-Account, if the "ex-dividend" date occurs during the applicable Valuation Period; plus or minus

                 c. a per share charge or credit for any taxes reserved for, which is determined by the Company to have resulted from the investment operations of the Sub-Account;

     (2) is the Net Asset Value per share of the Fund held in the Sub-Account, determined at the end of the immediately preceding Valuation Period; and


     _________________________________________________________________________

     (3) is the factor representing the Mortality and Expense Risk Charge and the Administration Charge deducted from the Sub-Account for the number of days in the Valuation Period.


                                      TRANSFERS

     Prior to the applicable Commencement Date, the Owner may transfer amounts in a Sub-Account to a different Sub-Account and/or one or more of the Fixed Account options. The minimum transfer amount is $500. If the Sub-Account balance is less than $1,000 at the time of the transfer, the entire amount of the Sub-Account balance must be transferred. The Owner may also transfer amounts from any Fixed Account option to any other Fixed Account option and/or one or more of the Sub-Accounts. If a transfer is being made from a Fixed Account option pursuant to the "Renewal" provision of the "FIXED ACCOUNT" section of this Prospectus, then the entire amount of that Fixed Account option subject to renewal at that time may be transferred to any one or more of the Sub-Accounts. In any other case, transfers from any Fixed Account option are subject to a cumulative limit during each Contract Year of 20% of the Fixed Account option's value as of the most recent Contract anniversary. Fixed Account transfers are not permitted during the first Contract Year. The minimum transfer amount from any Fixed Account Option is $500. The Company may from time to time change the amount available for transfer from the Fixed Accumulation Account. Amounts previously transferred from Fixed Account options to the Sub-Accounts may not be transferred back to the Fixed Account options for a period of six months from the date of transfer.

     The Company charges a Transfer Fee of $25 for each transfer in excess of twelve during the same Contract Year.

     The Company reserves the right, in the Company's sole discretion and at any time without prior notice, to terminate, suspend or modify the transfer privileges described above.


     TELEPHONE TRANSFERS

     An Owner may place a request for all or part of the Account Value to be transferred by telephone. All transfers must be in accordance with the terms of the Contract. Transfer instructions are currently accepted on each Valuation Date between 9:00 a.m. and 6:00 p.m. Eastern Time at (800) 789-6771. Once instructions have been accepted, they may not be rescinded; however, new telephone instructions may be given the following day.

     The Company will not be liable for complying with telephone instructions which the Company reasonably believes to be genuine, or for any loss, damage, cost or expense in acting on such telephone instructions. The

     _________________________________________________________________________

     Person Controlling Payments will bear the risk of such loss. The Company will employ reasonable procedures to determine that telephone instructions are genuine. If the Company does not employ such procedures, the Company may be liable for losses due to unauthorized or fraudulent instructions. These procedures may include, among others, tape recording telephone instructions.

     DOLLAR COST AVERAGING

     Prior to the applicable Commencement Date, the Owner may establish automatic transfers from the Money Market Sub-Account to any of the other Sub-Accounts, on a monthly or quarterly basis, by submitting to the Administrative Office a Dollar Cost Averaging application form. No Dollar Cost Averaging transfers may be made to any of the Fixed Account options. The transfers will begin within 30 days of the receipt of such application form. The Company may, in its sole discretion, set the monthly or quarterly Dollar Cost Averaging transfer date for an Owner's election.

     In order to be eligible for Dollar Cost Averaging the value of the Money Market Sub-Account must be at least $10,000, and the minimum amount that can be transferred is $500 per month.

     Dollar Cost Averaging will automatically terminate if any Dollar Cost Averaging transfer would cause the balance of the Money Market Sub-Account to fall below $500. At that time, the Company will then transfer the balance of the Money Market Sub-Account to the other Sub-Accounts in the same percentage distribution as directed in the Dollar Cost Averaging Application form.

     Dollar Cost Averaging transfers will not count toward the twelve transfers permitted under the Contract without a Transfer Fee charge.

     Before electing Dollar Cost Averaging, an Owner should consider the risks involved in switching between investments available under the Contract. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels and does not guarantee profits or prevent losses in a declining market. An Owner should consider his or her financial ability to continue Dollar Cost Averaging transfers through periods of changing price levels.

     The Owner may terminate Dollar Cost Averaging services at any time, but must give the Company at least 30 days' notice to change any automatic transfer instructions that are currently in place. In addition, the Company reserves the right to terminate, modify or suspend the Dollar Cost Averaging option at any time. Currently, the Company does not charge a fee for Dollar Cost Averaging services. However, the Company reserves the right to impose an annual fee not to exceed $25 for each Dollar Cost Averaging service performed by the Company.



     _________________________________________________________________________

     PORTFOLIO REBALANCING

     In connection with the allocation of Purchase Payments to the Sub-Accounts and/or the Fixed Accumulation Account, the Owner may elect to have the Company perform Portfolio Rebalancing services. The election of Portfolio Rebalancing instructs the Company to automatically transfer amounts between the Sub-Accounts and the Fixed Accumulation Account to maintain the percentage allocations selected by the Owner.

     The Owner may elect Portfolio Rebalancing on the application form or by subsequent Written Request. In order to elect Portfolio Rebalancing after the Contract has been issued, the Owner must submit a Written Request for Portfolio Rebalancing to the Company and the Owner must have a minimum
     Account Value of $10,000. Portfolio Rebalancing will be performed on a quarterly basis.

     Portfolio Rebalancing transfers will not count toward the twelve transfers permitted under the Contract without a Transfer Fee charge. The Company may, in its sole discretion, set the Portfolio Rebalancing date.

     The Owner may terminate Portfolio Rebalancing services, at any time, by Written Request to the Company. In addition, the Company reserves the right to terminate, modify or suspend the Portfolio Rebalancing option at any time. Currently, the Company does not charge a fee for Portfolio Rebalancing services. However, the Company reserves the right to impose an annual fee not to exceed $25 for each Portfolio Rebalancing service performed by the Company.

     INTEREST SWEEP

     Prior to the applicable Commencement Date, the Owner may establish automatic transfers of the income from each Fixed Account option selected on the Interest Sweep Application form to the Sub-Accounts, on a quarterly basis. Transfers will begin on the next quarterly Interest Sweep date that is at least 30 days after receipt of such Application form at the Administrative Office. The Company may, at its sole discretion, set the quarterly Interest Sweep date.

     In order to be eligible for the Interest Sweep option the value of each Fixed Account option selected on the Interest Sweep Application form must be at least $5,000 and the maximum amount that can be transferred from each Fixed Account option so selected is 20% of such Fixed Account option's value per year.

     Interest Sweep transfers will not count toward the twelve transfers permitted under the Contract without a Transfer Fee charge.

     The Owner may terminate participation in the Interest Sweep option, at any time, by Written Request to the Company. In addition, the Company reserves the right to terminate, modify or suspend the Interest Sweep

     _________________________________________________________________________
     option at any time. Currently, the Company does not charge a fee for Interest Sweep services. However, the Company reserves the right to impose an annual fee not to exceed $25 for each Interest Sweep service performed by the Company.

     CHANGES BY THE COMPANY

     The Company reserves the right, at any time, to terminate, suspend or modify the transfer privileges described above without prior notice to Owners, as permitted by applicable law.


                                     SURRENDERS

     SURRENDER VALUE

     The Owner may surrender all or part of the Surrender Value of a Contract. Full or partial surrenders of the Surrender Value may be made by Written Request at any time prior to the Annuity Commencement Date. The Surrender Value will be the Surrender Value at the end of the Valuation Period in which the Written Request is received. The Surrender Value at any time is equal to the Account Value as of that Valuation Period less any applicable Contingent Deferred Sales Charge ("CDSC"), less any outstanding loans and less any applicable premium tax not previously deducted. On full surrender, a full Contract Maintenance Fee also will be deducted as part of the calculation of the Surrender Value. A full or partial surrender may be subject to a CDSC as set forth in this prospectus, except that such charge will not apply to: (1) any amounts available for withdrawal under the Free Withdrawal Privilege; (2) any portion of the Account Value in excess of total Purchase Payments; (3) any portion of the Account Value attributable to Purchase Payment(s) that are no longer subject to the charge; or (4) payment of the Death Benefit.

     The CDSC is calculated separately for each Purchase Payment. Surrenders will be deemed to be withdrawn first from the portion of the Account Value in excess of total Purchase Payments and then from Purchase Payments. For this purpose, Purchase Payment(s) are deemed to be withdrawn on a "first-in, first-out" (FIFO) basis. Surrenders will result in the cancellation of Accumulation Units from each applicable Sub-Account(s) and/or a reduction of the Owner's Fixed Account Value. In the case of a full surrender, the Owner's participation interest under the Contract will be canceled. The CDSC may be waived in whole or in part under certain circumstances. (See "Contingent Deferred Sales Charge ("CDSC")," page __.)

     The Company reserves the right to terminate a Contract if a partial surrender would reduce an Owner's Account Value to less than the $500 minimum balance.




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                                       Page 28

     The Contract Maintenance Fee,  unless waived, will be deducted  from a full
     surrender  before  the   application  of  any  CDSC.    (See  "Charges  and
     Deductions," page __.)

     Surrenders may be subject to a 10% premature distribution penalty tax if made before the Owner reaches age 59 1/2, and may further be subject to federal, state or local income tax, as well as significant tax law restrictions in the case of tax-qualified Contracts. (See "Federal Tax Matters," page __.)

     SUSPENSION OR DELAY IN PAYMENT OF SURRENDER VALUE

     The Company may suspend or delay the date of payment of a partial or full surrender of the Variable Account Value for any period if:

     (1) the New York Stock Exchange ("NYSE") is closed or trading on the NYSE is restricted;

     (2) an emergency exists (as determined by the Securities and Exchange Commission) as a result of which (a) the disposal of securities in the Separate Account is not reasonably practicable or (b) it is not reasonably practicable to determine fairly the value of the net assets in the Separate Account; or

     (3)     the  Securities   and  Exchange  Commission  so   permits  for  the
             protection of security holders.

     The Company further reserves the right to delay payment of any partial or full surrender of the Fixed Account Value for up to six months.

     A  surrender  request  will be  effective  when  all appropriate  surrender
     request  forms  are received.    Payments  of any  amounts  derived from  a
     Purchase Payment paid by check may be delayed until the check has cleared.

     SINCE THE OWNER ASSUMES THE INVESTMENT RISK AND BECAUSE CERTAIN SURRENDERS ARE SUBJECT TO A CDSC, THE TOTAL AMOUNT PAID UPON SURRENDER OF THE CONTRACT (TAKING INTO ACCOUNT ANY PRIOR SURRENDERS) MAY BE MORE OR LESS THAN THE TOTAL PURCHASE PAYMENTS.

     Since the tax-qualified Contracts offered by this Prospectus will be issued in connection with retirement plans which meet the requirements of Sections 401, 403, 408 or 457 of the Code, as applicable, reference should be made to the terms of the particular plans for any additional limitations or restrictions on surrenders.

     FREE WITHDRAWAL PRIVILEGE

     After the first Contract Year and subject to the provisions of the Contract, the Owner may take partial surrenders annually of up to 10% of


     _________________________________________________________________________
     the Account Value as of the first Valuation Date of any given Contract Year without imposition of a CDSC.

     SYSTEMATIC WITHDRAWAL OPTION

     Prior to the applicable Commencement Date, the Owner, by Written Request to the Administrative Office, may elect to automatically withdraw money from the Fixed Account and/or the Sub-Accounts. To be eligible for the Systematic Withdrawal Option, the Account Value must be at least $10,000 at the time of election. The minimum monthly amount that can be withdrawn is $100. Systematic withdrawals will be subject to the CDSC to the extent the amount withdrawn exceeds the Free Withdrawal Privilege (See "Charges and Deductions," page __.) The Company reserves the right to discontinue offering systematic withdrawals or to assess a processing fee not to exceed $25 per service performed. The Owner may begin or discontinue systematic withdrawals at any time by Written Request to the Company, but at least 30 days' notice must be given to change any systematic withdrawal instructions that are currently in place.

     Systematic withdrawals may have tax consequences or may be limited by tax law restrictions. (See "Federal Tax Matters," page __.)


                                    CONTRACT LOANS

     If permitted under the Contract, an Owner may obtain a loan using his or her interest under such Contract as the only security for the loan. Loans are subject to provisions of the Code. A tax adviser should be consulted prior to exercising loan privileges. Loan provisions are described in the loan endorsement.

     The amount of any loan will be deducted from any Death Benefit or full surrender. In addition, a loan, whether or not repaid, will have a permanent effect on the Account Value because the investment results of the investment options will only apply to the unborrowed portion of the Account Value. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the investment results are greater than the rate being credited on amounts held in the loan account while the loan is outstanding, the Account Value will not increase as rapidly as it would if no loan were outstanding. If investment results are below that rate, the Account Value will be higher than it would have been if no loan had been outstanding.


                                    DEATH BENEFIT

     WHEN A DEATH BENEFIT WILL BE PAID

     A Death Benefit will be paid under the Contract if:


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                                       Page 30

     (1) the Owner or the joint owner, if any, dies before the Annuity Commencement Date and before the Contract is fully surrendered;

     (2)     the Death Benefit Valuation Date has occurred; and

     (3)     a spouse does not become the Successor Owner.

     If a Death Benefit becomes payable:

     (1)     it will be in lieu of all other benefits under the Contract; and

     (2) all other rights under the Contract will be terminated except for rights related to the Death Benefit.

     The payee of any Death Benefit shall be the Beneficiary.

     Only one Death Benefit will be paid under the Contract.

     DEATH BENEFIT VALUES

     If the Owner dies before attaining Age 75 and before the Annuity Commencement Date, the Death Benefit is an amount equal to the greatest of:

     (1) the Account Value on the Death Benefit Valuation Date, less any applicable premium tax not previously deducted, and less any outstanding loans;

     (2) the total Purchase Payment(s), less any applicable premium tax not previously deducted, less any partial surrenders, and less any outstanding loans; or

     (3) the largest Death Benefit amount on any Contract Anniversary prior to death that is an exact multiple of five and occurs prior to the Death Benefit Valuation Date, less any applicable premium tax not previously deducted, less any partial surrenders after such Death Benefit was determined, and less any outstanding loans.

     If  the  Owner  dies  after  attaining  Age  75  and  before  the   Annuity
     Commencement Date, the Death Benefit is an amount equal to the greatest of:

     (1) the Account Value on the Death Benefit Valuation Date, less any applicable premium tax not previously deducted, and less any outstanding loans;

     (2) the total Purchase Payment(s), less any applicable premium tax not previously deducted, less any partial surrenders, and less any outstanding loans; or


     _________________________________________________________________________

     (3) the largest Death Benefit amount on any Contract Anniversary prior to death that is both an exact multiple of five and occurs prior to the date on which you attained Age 75, less any applicable premium tax not previously deducted, less any partial surrenders after such Death Benefit was determined, and less any outstanding loans.

     If the Contract is issued after the Owner's age 75, and the Owner dies before the Annuity Commencement Date, the amount of the Death Benefit will be the greater of:

     (1) the Account Value on the Death Benefit Valuation Date, less any applicable premium tax not previously deducted, and less any outstanding loans; or

     (2) the total Purchase Payment(s), less any applicable premium tax not previously deducted, less any partial surrenders, and less any outstanding loans.

     After the Owner's death and prior to the Death Benefit Commencement Date, the Beneficiary may elect to have the Death Benefit paid in one lump sum, pursuant to any available Settlement Option under the Contract or in any other manner acceptable to the Company.

     BENEFICIARY

     Non-tax-qualified Contracts may be jointly owned by two people. If there is a joint owner and that joint owner survives the Owner, the joint owner is the Beneficiary, regardless of any designation made by the Owner. If there is no surviving joint owner, the Beneficiary is the person or persons so designated in the application, if any, or under the Change of Beneficiary provision of the Contract. If the Owner has not designated a Beneficiary, or if no Beneficiary designated by the Owner survives the Owner, then the Beneficiary will be the Owner's estate.


                                CHARGES AND DEDUCTIONS

     There are two types of charges and deductions. First, there are charges assessed under the Contract. These charges include the CDSC, the Administration Charge, the Mortality and Expense Risk Charge, Premium Taxes and Transfer Fees. All of these charges are described below and some may not be applicable to every Contract. Second, there are Fund expenses for fund management fees and administration expenses. These fees are described in the prospectus and statement of additional information for each Fund.





     _________________________________________________________________________

     CONTINGENT DEFERRED SALES CHARGE ("CDSC")

     No deduction for front-end sales charges is made from Purchase Payments. However, the Company may deduct a CDSC of up to 7% of Purchase Payments on certain surrenders to partially cover certain expenses incurred by the Company relating to the sale of the Contract, including commissions paid, the costs of preparation of sales literature and other promotional costs and acquisition expenses.

     The CDSC percentage varies according to the number of full years elapsed between the date of receipt of a Purchase Payment and the date a Written Request for surrender is made. The amount of the CDSC is determined by
     multiplying  the  amount   withdrawn  subject  to  the  CDSC  by  the  CDSC
     percentage in accordance with the following table. Surrenders will be applied first to accumulated earnings (which may be surrendered without charge) and then to Purchase Payments on a first-in, first-out basis; surrenders will be made from the oldest Purchase Payment first.

       Number of Full Years Elapsed Between       Contingent Deferred Sales
        Date of Receipt of Purchase Payment       Charge as a Percentage of
           and Date Written Request for          Associated Purchase Payment
                Surrender Received                       Surrendered
                         0                                    7%
                         1                                    6%
                         2                                    5%
                         3                                    4%
                         4                                    3%
                         5                                    2%
                         6                                    1%
                         7 or more                            0%


     In no event shall the CDSC assessed against the Contract exceed 7% of the aggregate Purchase Payment(s).

     Any Purchase Payments that have been held by the Company for at least seven years may be surrendered free of any CDSC. In addition, during any Contract Year after the first Contract Year, the CDSC will not be imposed on the surrender of up to 10% of the Account Value as of the last day of the previous Contract Year ("Free Withdrawal Privilege"). If the Free Withdrawal Privilege is not exercised during a Contract Year, it does not carry over to the next Contract Year.

     No CDSC is assessed upon payment of the Death Benefit. Any applicable CDSC will be deducted from the amount requested for partial and full surrenders.

     The CDSC arising from a surrender of the Contract will be waived in all cases if: (i) all or part of the Account Value is applied to the purchase of an annuity from the Company for life or for a noncommutable period of

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                                       Page 33
     five years or more; or (ii) the Owner is "disabled" as that term is defined in the Social Security Act of 1935, as amended.

     The CDSC also will be waived in all cases where the Contract is modified by the Long-Term Care Waiver Rider. In that case, the CDSC will be waived if the Owner is confined in a licensed Hospital or Long-Term Care
     Facility, as those terms are defined in the Rider, for at least 90 days beginning on or after the first Contract Anniversary. This Rider may not be available in all jurisdictions.

     The Company reserves the right to terminate, suspend or modify waivers of the CDSC, without prior notice to Owners, as permitted by applicable law.

     MAINTENANCE AND ADMINISTRATIVE CHARGES

     On each Contract Anniversary, the Company deducts an annual Contract Maintenance Fee as partial compensation for expenses relating to the issue and maintenance of the Contract, and the Separate Account. The annual Contract Maintenance Fee is $25. The Company reserves the right to increase the Contract Maintenance Fee and guarantees that the Contract
     Maintenance Fee will not exceed $40. Any increase in the Contract Maintenance Fee will apply only to deductions after the effective date of the change. If the Contract is surrendered on any day other than on the Contract Anniversary, the Contract Maintenance Fee will be deducted in full at the time of such surrender. If a Variable Annuity Benefit is elected, the Contract Maintenance Fee will be deducted on a pro-rata basis from each Sub-Account in which the Owner's Account is invested.

     The Company will waive the Contract Maintenance Fee if the Account Value is equal to or greater than $30,000 on the date of the assessment of the Charge.

     Currently, the Company imposes no Administration Charge to reimburse the Company for those administrative expenses attributable to the Contract and the Separate Account which exceed the revenues received from the Contract Maintenance Fee and any Transfer Fee. However, the Company reserves the right to impose an Administration Charge to be deducted at the end of each Valuation Period (both before and after the Annuity Commencement Date) from the Net Asset Value of each Sub-Account of the Separate Account at an effective annual rate guaranteed not to exceed 0.20%. There will be no
     Administration Charge imposed unless administrative expenses exceed revenues received from the Contract Maintenance Fee and any Transfer Fees.

     The Company will provide 30 days, written notice in advance of any change in fees. The Company has not imposed an Administration Charge and has set the Contract Maintenance Fee at a level such that the Company will recover no more than the anticipated and estimated costs associated with administering the Contract and Separate Account. The Company does not expect to make a profit from the administrative charges of a particular


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                                       Page 34
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     Contract.   The Company does not expect to  make a profit from the Contract
     Maintenance Fee.

     MORTALITY AND EXPENSE RISK CHARGE

     The Company imposes a Mortality and Expense Risk Charge as compensation for bearing certain mortality and expense risks under the Contract. For assuming these risks, the Company makes a daily charge equal to .003403% corresponding to an effective annual rate of 1.25% of the daily Net Asset Value of each Sub-Account in the Separate Account. The approximate portion of this charge estimated to be attributable to mortality risks is 0.75%; the approximate portion of this charge attributable to expense risks is 0.50%. This charge is imposed before the Annuity Commencement Date and after the Annuity Commencement Date if a Variable Annuity Benefit is selected. The Company guarantees that the Mortality and Expense Risk Charge will never increase for a Contract. The Mortality and Expense Risk Charge is reflected in the Accumulation Unit values for each Sub-Account.

     The mortality risks assumed by the Company arise from its contractual obligations to make annuity payments (determined in accordance with the annuity tables and other provisions contained in the Contract) and to pay Death Benefits prior to the Annuity Commencement Date.

     The Company also bears substantial risk in connection with the Death Benefit before the Annuity Commencement Date, since in certain circumstances the Company may be obligated to pay a larger Death Benefit amount than the then-existing Account Value of the Contract.

     The expense risk assumed by the Company is the risk that the Company's actual expenses in administering the Contracts and the Separate Account will exceed the amount recovered through the Contract Maintenance Fees and Transfer Fees.

     If the Mortality and Expense Risk Charge is insufficient to cover actual costs and risks assumed, the loss will fall on the Company. Conversely, if this charge is more than sufficient, any excess will be profit to the Company. Currently, the Company expects a profit from this charge.

     The Company recognizes that the CDSC may not generate sufficient funds to pay the cost of distributing the Contracts thereunder. To the extent that the CDSC is insufficient to cover the actual cost of Contract distribution, the deficiency will be met from the Company's general corporate assets which may include amounts, if any, derived from the Mortality and Expense Risk Charge.

     PREMIUM TAXES

     Certain state and local governments impose premium taxes. These taxes currently range up to 5.0% depending upon the jurisdiction. The Company, in its sole discretion and in compliance with any applicable state law,

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     will determine  the method used  to recover premium  tax expenses incurred.
     The Company will deduct any applicable premium taxes from the Account Value either upon death, surrender, annuitization, or at the time Purchase Payments are made to the Contract, but no earlier than when the Company has a tax liability under state law.

     TRANSFER FEE

     The Company currently imposes a $25 fee for each transfer in excess of twelve in a single Contract Year. The Company will deduct the charge from the amount transferred.

     FUND EXPENSES

     The value of the assets in the Separate Account reflects the value of Fund shares and therefore the fees and expenses paid by each Fund. A complete description of the fees, expenses, and deductions from the Funds are found in the respective prospectuses for the Funds. (See "The Funds" page __)


                                  SETTLEMENT OPTIONS

     ANNUITY COMMENCEMENT DATE

     Unless otherwise requested by the Owner, the Annuity Commencement Date will be the date specified on the Contract Specifications page. The Annuity Commencement Date may be changed by the Owner by Written Request at least 30 days prior to the then-current Annuity Commencement Date. The Annuity Commencement Date may be changed to any date not later than such date as may be required or permitted by law.

     ELECTION OF SETTLEMENT OPTION

     If the Owner is alive on the Annuity Commencement Date and unless otherwise directed, the Company will apply the Account Value, less premium taxes, if any, according to the Settlement Option elected.

     If no election has been made on the Annuity Commencement Date, the Company will begin payments based on Settlement Option 1 (Life Annuity with Payments for at Least a Fixed Period), described below, with a fixed period of 120 monthly payments assured.

     BENEFIT PAYMENTS

     Benefit Payments may be calculated and paid: (1) as a Fixed Dollar Annuity Benefit; (2) as a Variable Dollar Annuity Benefit; or (3) as a combination of both.

     If only a Fixed Dollar Benefit is to be paid, the Company will transfer all of the Account Value to the Company's general account on the

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                                       Page 36
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     applicable Commencement  Date, or on  the Death Benefit  Valuation Date (if
     applicable). Similarly, if only a Variable Dollar Benefit is elected, the Company will transfer all of the Account Value to the Sub-Accounts as of the end of the Valuation Period immediately prior to the applicable Commencement Date; the Company will allocate the amount transferred among
     the Sub-Accounts  in  accordance with  a  Written  Request.   No  transfers
     between  the Fixed Dollar Benefit  and the Variable  Dollar Benefit will be
     allowed after  the Commencement Date.   However, after  the Variable Dollar
     Benefit has been paid for at least twelve months, the Person Controlling Payments may, no more than once each twelve months thereafter, transfer all or part of the Benefit Units upon which the Variable Dollar Benefit is based from the Sub-Account(s) then held, to Benefit Units in different Sub-Account(s).

     If a Variable Dollar Benefit is elected, the amount to be applied under that benefit is the Variable Account Value as of the end of the Valuation Period immediately preceding the applicable Commencement Date. If a Fixed Dollar Benefit is to be paid, the amount to be applied under that benefit is the Fixed Account Value as of the applicable Commencement Date, or as of the Death Benefit Valuation Date (if applicable).

     FIXED DOLLAR BENEFIT

     Fixed Dollar Benefit payments are determined by multiplying the Fixed Account Value (expressed in thousands of dollars and after deduction of any fees and charges, loans, or applicable premium tax not previously deducted) by the amount of the monthly payment per $1,000 of value obtained from the Settlement Option Table for the settlement option elected. Fixed Dollar Benefit payments will remain level for the duration of the payment period.

     VARIABLE DOLLAR BENEFIT

     The first monthly Variable Dollar Benefit payment is equal to the Owner's Variable Account Value (expressed in thousands of dollars and after deduction of any fees and charges, loans, or applicable premium tax not previously deducted) as of the end of the Valuation Period immediately preceding the applicable Commencement Date multiplied by the amount of the monthly payment per $1,000 of value obtained from the Settlement Option Table for the Benefit Payment option elected less the pro-rata portion of the Contract Maintenance Fee. The dollar amount of the first monthly Variable Dollar Benefit payment from each Sub-Account is determined in the same manner.

     The dollar amount of the second and subsequent monthly Variable Dollar Benefit payment is equal to the sum of the number of Benefit Units for each Sub-Account in which amounts are held by the Owner, multiplied by the value of a Benefit Unit ("Benefit Unit Value") for that Sub-Account as of the fifth Valuation Date preceding the due date of the payment. A pro-rata portion of the Contract Maintenance Fee is deducted from the total to

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                                       Page 37
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     arrive at the actual  payment.  Such  payments will reflect the  investment performance of the Sub-Accounts selected and the amount of each payment will vary accordingly.

     The number of Benefit Units in each Sub-Account held by the Owner is determined by dividing the dollar amount of the first monthly Variable Dollar Benefit payment from each Sub-Account by the Benefit Unit Value for that Sub-Account as of the applicable Commencement Date. The number of Benefit Units remains fixed during the payment period, except as a result of any transfers among Sub-Accounts after the applicable Commencement Date.

     The Benefit Unit Value for each Sub-Account is originally established in the same manner as Accumulation Unit values. Thereafter, the Benefit Unit Value for a Sub-Account is determined by multiplying the Benefit Unit
     Value as of the end of the preceding Valuation Period by the Net Investment Factor, determined as set forth above under "Accumulation Unit Value", for the Valuation Period just ended. The product is then multiplied by the assumed daily investment factor (0.99991781), for the number of days in the Valuation Period. The factor is based on the assumed net investment rate of three percent (3%) that is reflected in the Settlement Option Tables.

     SETTLEMENT OPTIONS

     Option 1:   Life Annuity  with Payments for at  Least a Fixed  Period.  The
                 Company  will make  a  monthly payment  for  at least  a  fixed
                 period.   If the person on whose  life payments are based lives
                 longer than the fixed period, then the Company will make payments until his or her death. The fixed periods available are reflected in the Option 1 Table.

     Option 2:   Life Annuity.   The  Company will make  annuity payments  until
                 the death of the person on whose life payments are  based.  The
                 Option 2 Table applies to this Option.

     Option 3:   Joint and One-Half  Survivor Annuity.  The Company will  make a monthly  payment until the death of the primary person on whose life payments  are based;  thereafter, one-half of  the monthly payment  will continue  to  a designated  survivor,  if living,
                 until his or her death.   The Company will require Due Proof of
                 Death of the  primary person on whose life payments  are based.
                 The Option 3 Table applies to this Option.

     Option 4:   Income for a Fixed Period.  The Company will make  payments for a fixed period. Payment intervals and amounts are shown in the Option 4 Table and are based on a three percent (3%) guaranteed interest rate.



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                                       Page 38
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                 If, at the death of the Annuitant, payments have been  made for less than the fixed period elected, the Company will continue to make payments: (i) to the contingent payee designated on the Settlement Option election form; and (ii) during the remainder of the fixed period.

     Option 5:   Any  Other Form.   The Company will make  payments in any other
                 form of annuity which is acceptable to the Company.

     MINIMUM AMOUNTS

     If the Owner's Account Value is less than $5,000 on the applicable Commencement Date, the Company reserves the right to pay that amount in one lump sum. If monthly payments under a Settlement Option would be less than $100, the Company may make payments quarterly, semi- annually or annually at its discretion.

     All elected Settlement Options must comply with current applicable laws, regulations and rulings issued by any governmental agency. If at the time a Fixed Dollar Annuity Benefit is elected, the Company has available options or rates on a more favorable basis than those guaranteed, the higher benefits shall be applied and guaranteed for as long as that election remains in force.

     To the extent applicable, all factors, values, benefits and reserves will not be less than those required by the law of the state in which the Contract is delivered.

     SETTLEMENT OPTION TABLES

     The Settlement Option Tables in Appendix A reflect the dollar amount of the monthly payments for each $1,000 applied.

     Rates for monthly payments for ages or fixed periods not shown in the Settlement Option Tables will be calculated on the same basis as those shown and may be obtained from the Company. Fixed periods shorter than five years are not available, except as a Death Benefit Settlement Option.


                                  GENERAL PROVISIONS

     NON-PARTICIPATING

     The Contract is non-participating and therefore is not eligible to share in the profits or surplus earnings of the Company's general account and will not receive dividends from the general account.





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                                       Page 39

     MISSTATEMENT OF AGE

     If the age and/or sex of a person on whose life an Annuity Benefit or Death Benefit is based is misstated, the payments under the Contract shall be adjusted to the amount which would have been payable based on the correct age and/or sex. If the Company has made underpayments based on any misstatement, the Company shall promptly pay the amount of any underpayment, with interest, in one sum. Any overpayments made shall be charged, with interest, against the next or succeeding payment(s) due under the Contract. The interest rate used will not be less than three percent (3%) per year.

     PROOF OF EXISTENCE AND AGE

     The Company may require proof of age and/or sex of any person on whose life an Annuity Benefit or Death Benefit is based.

     FACILITY OF PAYMENT

     If any person receiving payments under a Contract is incapable of giving a valid receipt, the Company may make such payment to the person who has legally assumed his or her care and principal support. Any such payment shall fully discharge the Company to the extent of that payment.

     TRANSFER OF OWNERSHIP

     Non-Tax-Qualified Contract

             The Owner may transfer ownership of his or her non-tax-qualified Contract at any time during the Owner's lifetime. Any such transfer must be made by Written Request and unless otherwise elected or required by law, will not cancel a designation of an Annuitant or Beneficiary.

     Tax-Qualified Contract

             The Owner of a tax-qualified Contract may not transfer ownership.

     ASSIGNMENT

     Non-Tax-Qualified Contract

             The Owner may assign all or any part of his or her rights under a non-tax qualified Contract. The person to whom assignment is made is called an assignee. The Owner cannot exercise any ownership rights without the consent of the assignee.

             The Company is not responsible for the validity or any assignment. An assignment must be in writing and must be received at the Administrative Office of the Company. The Company will not be

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                                       Page 40
             bound by an assignment until the Company acknowledges it. An assignment is subject to any payment made or any action taken before the Company acknowledges the assignment. An assignment may be ended only by the assignee or as provided by law.

     Tax-Qualified Contract

             The Owner of a tax-qualified Contract may not assign or in any way alienate his or her interest under the Contract.

     ANNUITY DATA

     The Company will not be liable for obligations which depend on the Company's receiving information from an Owner until such information is received by the Company in a satisfactory form.

     ANNUAL REPORT

     At least once each Contract Year prior to the Annuity Commencement Date, the Owner will be provided with a report of the current Account Value allocated to each Sub-Account, and each Fixed Account option. This report will also include any other information required by law or regulation, including all transactions which have occurred during the accounting period shown in the report.

     INCONTESTABILITY

     No Contract shall be contestable by the Company.

     ENTIRE CONTRACT

     The Company issues the Contract in consideration and acceptance of the payment of the initial Purchase Payment. In those states that require a written application, a copy of the application will be attached to and become part of the Contract. Only statements in the application, if any, or made elsewhere by the Owner in consideration for the Contract will be used to void the Owner's interest under the Contract, or to defend a claim based on it. Such statements are representations and not warranties.

     CHANGES IN THE CONTRACT

     Only the Company's President, Vice President and Secretary have the authority to bind the Company or to make any change in the Contract, and then only in writing. The Company will not be bound by any promise or representation made by any other person.

     The Company may not change or amend the Contract except as expressly provided, without the Owner's consent. However, the Company may change or amend the Contract if such change or amendment is necessary for the Contract to comply with any state or federal law, rule or regulation.

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                                       Page 41

     WAIVER OF THE CONTRACT MAINTENANCE FEE

     The Company will waive the Contract Maintenance Fee if the Account Value is equal to or greater than $30,000 on the date of the assessment of the charge.

     NOTICES AND DIRECTIONS

     The Company will not be bound by any authorization, election or notice which is not in writing and received at the Company's Administrative Office.

     Any written notice requirement by the Company to the Owner will be satisfied by the mailing of any such required written notice, by first-class mail, to the Owner's last known address as shown on the Company's records.


                                 FEDERAL TAX MATTERS

     INTRODUCTION

     The following discussion is a general description of federal tax considerations relating to the Contract and is not intended as tax advice. This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the Contract. Any person concerned about tax implications should consult a competent tax advisor before initiating any transaction. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the Internal Revenue Service. Moreover, no attempt has been made to consider any applicable state or other tax laws.

     The Contract may be purchased on a non-tax-qualified basis ("Non-Qualified Contract") or purchased and used in connection with plans qualifying for favorable tax treatment ("Qualified Contract"). Qualified Contracts are designed for use in connection with plans entitled to special income tax treatment under Section 401, 403, 408 or 457 of the Code. The ultimate effect of federal income taxes on the amounts held under a Contract, on Benefit Payments, and on the economic benefit to the Owner or the Beneficiary may depend on the type of Contract and the tax status of the individual concerned. Certain requirements must be satisfied in purchasing a Qualified Contract and receiving distributions from such a Contract in order to continue to receive favorable tax treatment. The Company makes no attempt to provide more than general information about use of Contracts with the various types of qualified arrangements. Owners and Beneficiaries are cautioned that the rights of any person to any

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                                       Page 42
     benefits may be subject to the terms and conditions of the tax-qualified arrangement, regardless of the terms and conditions of the Contract. Some tax-qualified arrangements are subject to distribution and other requirements that are not incorporated in the administration of the
     Contract. Owners are responsible for determining that contributions, distributions and other transactions with respect to Qualified Contracts satisfy applicable law. Therefore, purchasers of Qualified Contracts should seek competent legal and tax advice regarding the suitability of the Contract for their situation, the applicable requirements, and the tax treatment of the rights and benefits of the Contract. The Statement of
     Additional Information discusses the requirements for qualifying as an annuity.

     TAXATION OF ANNUITIES IN GENERAL

     Section 72 of the Code governs taxation of annuities in general. The Company believes that the Owner who is a natural person generally is not taxed on increases in the value of an Account until distribution occurs by withdrawing all or part of the Account Value (e.g., surrenders or annuity payments under the Settlement Option elected.) The taxable portion of a distribution (in the form of a single sum payment or an annuity) is generally taxable as ordinary income.

     The following discussion generally applies to a Contract owned by a natural person.

     SURRENDERS

     Qualified Contracts

             In the case of a surrender under a Contract, including withdrawals under the Systematic Withdrawal Option, a pro-rata portion of the amount received is taxable, generally based on the ratio of the
             "investment in the contract" to the individual's total accrued benefit under the annuity. The "investment in the contract" generally equals the amount of any non-deductible Purchase Payments paid by or on behalf of any individual. Special tax rules may be available for certain distributions from a Qualified Contract.

     Non-Qualified Contracts

             In the case of a surrender under a Non-Qualified Contract, the amount recovered is taxable to the extent that the Account Value immediately before the surrender, reduced by any applicable charges, exceeds the "investment in the contract" at such time.





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                                       Page 43
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     ANNUITY BENEFIT PAYMENTS

     Although the tax consequences may vary depending on the Settlement Option elected under the Contract, in general, only the portion of an Annuity Benefit payment that represents the amount by which the Account Value exceeds the "investment in the contract" will be taxed; after the "investment in the contract" is recovered, the full amount of any additional Annuity Benefit payments is taxable. For Variable Dollar Annuity Benefit payments, the taxable portion is generally determined by an equation that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the "investment in the contract" by the total number of expected periodic payments. However, the entire distribution will be taxable once the recipient has recovered the dollar amount of his or her "investment in the contract." For Fixed Dollar Annuity Benefit payments, in general there is no tax on the portion of each payment which represents the same ratio that the
     "investment in the contract" bears to the total expected value of the Annuity Benefit payments for the term of the payments; however, the remainder of each Annuity Benefit payment is taxable. Once the
     "investment in the contract" has been fully recovered, the full amount of any additional Annuity Benefit payments is taxable. If Annuity Benefit payments cease as a result of an Owner's death before full recovery of the "investment in the contract," consult a competent tax adviser regarding deductibility of the unrecovered amount.

     PENALTY TAX

     In general, a 10% premature distribution penalty tax applies to the taxable portion of a distribution from a Contract prior to age 59 1/2. Exceptions to this penalty tax are available to distributions made on account of disability, death, and certain payments for life and life expectancy. Certain other exceptions may apply depending on the tax-qualification of the Contract involved.

     TAXATION OF DEATH BENEFIT PROCEEDS

     Amounts may be distributed under a Contract because of the death of an Owner. Generally such amounts are includable in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender as described above, or (2) if distributed under a Settlement Option, they are taxed in the same manner as Annuity Payments, as described above.

     TRANSFERS, ASSIGNMENTS, OR EXCHANGES OF THE CONTRACT

     A transfer of ownership or an assignment of a Contract, the designation of a Beneficiary who is not also the Owner, or the exchange of a Contract may result in certain tax consequences to the Owner that are not discussed herein.


     _________________________________________________________________________

     QUALIFIED CONTRACTS - GENERAL

     The Qualified Contract is designed for use with several types of retirement plans. The tax rules applicable to Owner and Beneficiaries in retirement plans vary according to the type of plan and the terms and conditions of the plan.

     TEXAS OPTIONAL RETIREMENT PROGRAM

     Section 36.105 of the Texas Educational Code permits participants in the Texas Optional Retirement Program ("ORP') to withdraw their interests in a variable annuity policy issued under the ORP only upon: (1) termination of employment in the Texas public institutions of higher education; (2) retirement; or (3) death. Accordingly, a participant in the ORP (or the participant's estate if the participant has died) will be required to obtain a certificate of termination from the employer or a certificate of death before all or part of the Account Value can be withdrawn.

     INDIVIDUAL RETIREMENT ANNUITIES

     Code sections 219 and 408 permit individuals or their employers to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA". Under applicable limitations, certain amounts may be contributed to an IRA that are deductible from an individual's gross income. Employers also may establish Simplified Employee Pension (SEP) Plans to provide IRA contributions on behalf of their employees.

     TAX-SHELTERED ANNUITIES

     Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not includable in the gross income of the employee until the employee receives distributions under the Contract.

     CORPORATE PENSION AND PROFIT SHARING PLANS AND H.R. 10 PLANS

     Code section 401 permits employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish retirement plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans.

     CERTAIN DEFERRED COMPENSATION PLANS

     Under Section 457 of the Code, governmental and certain other tax-exempt employers may invest in annuity contracts in connection with deferred

     _________________________________________________________________________
     compensation plans established for the benefit of their employees. Other employers may invest in annuity contracts in connection with non-qualified deferred compensation plans established for the benefit of their employees. Under these plans, contributions made for the benefit of the employees will not be includable in the employees' gross income until distributed from the plan.

     WITHHOLDING

     Pension and annuity distributions generally are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Federal withholding at a flat 20% of the taxable part of the distribution is required if the distribution is eligible for rollover and the distribution is not paid as a direct rollover. In other cases, recipients generally are provided the opportunity to elect not to have tax withheld from distributions

     POSSIBLE CHANGES IN TAXATION

     There is always the possibility that the tax treatment of annuities could change by legislation or other means (such as IRS regulations, revenue rulings, judicial decisions, etc.). Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change).

     OTHER TAX CONSEQUENCES

     As noted above, the foregoing discussion of the federal income tax consequences is not exhaustive and special rules are provided with respect to other tax situations not discussed in this Prospectus. Further, the federal income tax consequences discussed herein reflect the Company's understanding of current law and the law may change. Federal estate tax consequences and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under the Contract depend on the circumstances of each Owner or recipient of the distribution. A competent tax adviser should be consulted for further information.

     GENERAL

     At the time the initial Purchase Payment is paid, a prospective purchaser must specify whether the purchase is a Qualified Contract or a Non-Qualified Contract. If the initial Purchase Payment is derived from an exchange or surrender of another annuity contract, the Company may require that the prospective purchaser provide information with regard to the federal income tax status of the previous annuity contract. The Company will require that persons purchase separate Contracts if they desire to invest monies qualifying for different annuity tax treatment under the Code. Each such separate Contract will require the minimum initial

     _________________________________________________________________________

     Purchase Payment stated above. Additional Purchase Payments under a Contract must qualify for the same federal income tax treatment as the initial Purchase Payment under the Contract; the Company will not accept an additional Purchase Payment under a Contract if the federal income tax treatment of such Purchase Payment would be different from that of the initial Purchase Payment.


                             DISTRIBUTION OF THE CONTRACT

     AAG Securities, Inc. ("AAG Securities") is the principal underwriter and distributor of the Contracts. AAG Securities may also serve as an underwriter and distributor of other contracts issued through the Separate Account and certain other Separate Accounts of the Company and any affiliates of the Company. AAG Securities is a wholly-owned subsidiary of American Annuity Group, Inc., a publicly traded company which is an indirect subsidiary of American Financial Group, Inc. AAG Securities is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Its principal offices are located at 250 East Fifth Street, Cincinnati, Ohio 45202. The Company pays AAG Securities for acting as underwriter under a distribution agreement.

     AAG Securities will sell Contracts through its registered representatives. In addition, AAG Securities may enter into sales agreements with other broker-dealers to solicit applications for the Contracts through registered representatives who are licensed to sell securities and variable insurance products. These agreements provide that applications for the Contracts may be solicited by registered representatives of the broker-dealers appointed by the Company to sell its variable life insurance and variable annuities. These broker-dealers are registered with the Securities and Exchange Commission and are members of the NASD. The registered representatives are authorized under applicable state regulations to sell variable annuities.

     AAG Securities will pay commissions of up to 8% of any Purchase Payments. From time to time the Company may pay or permit other promotional incentives, in cash or credit or other compensation.


                                  LEGAL PROCEEDINGS

     There are no pending legal proceedings affecting the Separate Account or AAG Securities. The Company is involved in various kinds of routine litigation which, in management's judgment, are not of material importance to the Company's assets or the Separate Account.





     _________________________________________________________________________

                                    VOTING RIGHTS

     To the extent required by applicable law, all Fund shares held in the Separate Account will be voted by the Company at regular and special shareholder meetings of the respective Funds in accordance with instructions received from persons having voting interests in the corresponding Sub-Account. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or if the Company determines that it is allowed to vote all shares in its own right, the Company may elect to do so.

     The person with the voting interest is the Owner, or the person controlling Benefit Payments, if different from the Owner. The number of votes which are available will be calculated separately for each Sub-Account. Before the Annuity Commencement Date, that number will be determined by applying the Owner's percentage interest, if any, in a particular Sub-Account to the total number of votes attributable to that Sub-Account. The Owner, or the person controlling Benefit Payments, if different from the Owner, holds a voting interest in each Sub-Account to which the Account Value is allocated. After the Annuity Commencement Date, the number of votes decreases as Annuity Payments are made and as the number of Accumulation Units for a Contract decreases.

     The number of votes of a Fund will be determined as of the date coincident with the date established by that Fund for shareholders eligible to vote at the meeting of the Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the respective Funds.

     Shares as to which no timely instructions are received and shares held by the Company as to which Owners have no beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in the Sub-Account. Voting instructions to abstain on any item will be applied on a pro rata basis to reduce the votes eligible to be cast.

     Each person or entity having a voting interest in a Sub-Account will receive proxy material, reports and other material relating to the appropriate Fund.

     It should be noted that the Funds are not required to hold annual or other regular meetings of shareholders.


                                AVAILABLE INFORMATION

     The Company has filed a registration statement (the Registration Statement) with the Securities and Exchange Commission under the
     Securities Act of 1933 relating to the Contracts offered by this Prospectus. This Prospectus has been filed as a part of the Registration

     _________________________________________________________________________

     Statement and does not contain all of the information set forth in the Registration Statement and exhibits thereto, and reference is hereby made to such Registration Statement and exhibits for further information relating to the Company or the Contracts. Statements contained in this
     Prospectus,  as   to  the  content   of  the  Contracts   and  other  legal
     instruments, are summaries. For a complete statement of the terms thereof, reference is made to the instruments filed as exhibits to the Registration Statement. The Registration Statement and the exhibits thereto may be inspected and copied at the office of the Commission, located at 450 Fifth Street, N.W., Washington, D.C.

                         STATEMENT OF ADDITIONAL INFORMATION

     A  Statement of  Additional  Information is  available which  contains more
     details  concerning  the  subjects  discussed  in  this  Prospectus.    The
     following is the Table of Contents for that Statement:

                                  TABLE OF CONTENTS
     ------------------------------------------------------------------------
                                                                            Page
                                                                            ----
     ANNUITY INVESTORS(SERVICEMARK) LIFE INSURANCE COMPANY . . . . . . . .     1
             General Information and History . . . . . . . . . . . . . . .     1
             State Regulation  . . . . . . . . . . . . . . . . . . . . . .     1

     SERVICES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1
             Safekeeping of Separate Account Assets  . . . . . . . . . . .     1
             Records and Reports . . . . . . . . . . . . . . . . . . . . .     2
             Experts . . . . . . . . . . . . . . . . . . . . . . . . . . .     2

     DISTRIBUTION OF THE CONTRACTS . . . . . . . . . . . . . . . . . . . .     2

     CALCULATION OF PERFORMANCE INFORMATION  . . . . . . . . . . . . . . .     2
             Money Market Sub-Account Standardized Yield Calculation . . .     2
             Other Sub-Account Standardized Yield Calculations . . . . . .     3
             Standardized Total Return Calculation . . . . . . . . . . . .     4
             Hypothetical Performance Data . . . . . . . . . . . . . . . .     4
             Other Performance Data  . . . . . . . . . . . . . . . . . . .     5

     FEDERAL TAX MATTERS . . . . . . . . . . . . . . . . . . . . . . . . .     7
             Taxation of the Company . . . . . . . . . . . . . . . . . . .     7
             Tax Status of the Contract  . . . . . . . . . . . . . . . . .     7

             FINANCIAL STATEMENTS  . . . . . . . . . . . . . . . . . . . .     8







     _________________________________________________________________________

     - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

             Copies of the Statement of Additional Information dated _____________ _, 1996 are available without charge. To request a copy, please clip this coupon on the dotted line above, enter your name and address in the spaces provided below, and mail to:
             Annuity Investors(SERVICEMARK) Life Insurance Company, P.O. Box 5423, Cincinnati, Ohio 45201-5423.


     Name:   ____________________________________________

     Address: __________________________________________

     City:   ____________________________________________

     State:  ____________________________________________

     Zip:    ____________________________________________
































     _________________________________________________________________________

                                     APPENDIX A

                                   [TO BE SUPPLIED]
















































     _________________________________________________________________________

                          This page left blank intentionally


























     _________________________________________________________________________

                     Subject to Completion:  Dated _______, 1995

                  ANNUITY INVESTORS(SERVICEMARK) VARIABLE ACCOUNT A
                                          of
                ANNUITY INVESTORS(SERVICEMARK) LIFE INSURANCE COMPANY
                         STATEMENT OF ADDITIONAL INFORMATION
                                       for the
          Commodore Mariner(SERVICEMARK) and Commodore Galleon(SERVICEMARK)
               Individual Flexible Premium Deferred Annuities Issued by
                ANNUITY INVESTORS(SERVICEMARK) LIFE INSURANCE COMPANY
              P.O. Box 5423, Cincinnati, Ohio 45201-5423, (800) 789-6771


     The Statement of Additional Information expands upon subjects discussed in the current Prospectus for the Commodore Mariner(SERVICEMARK) and Commodore Galleon(SERVICEMARK), Individual Flexible Premium Deferred Annuity Contracts (each, the "Contract") offered by Annuity Investors(SERVICEMARK) Life Insurance Company. A copy of the Prospectus dated ______________, 1996, supplemented from time to time, may be obtained free of charge by writing to Annuity Investors(SERVICEMARK) Life Insurance Company, Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423. Terms used in the current Prospectus for the Contract are incorporated in this Statement of Additional Information.

     THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE CONTRACT.



                              Dated _____________, 1996

       INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS STATEMENT OF ADDITIONAL INFORMATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                  TABLE OF CONTENTS
     __________________________________________________________________________

                                                                            Page

     ANNUITY INVESTORS(SERVICEMARK) LIFE INSURANCE COMPANY . . . . . . . .     1
             General Information and History . . . . . . . . . . . . . . .     1
             State Regulation  . . . . . . . . . . . . . . . . . . . . . .     1
             SERVICES  . . . . . . . . . . . . . . . . . . . . . . . . . .     1

     Safekeeping of Separate Account Assets  . . . . . . . . . . . . . . .     1
             Records and Reports . . . . . . . . . . . . . . . . . . . . .     2
             Experts . . . . . . . . . . . . . . . . . . . . . . . . . . .     2

     DISTRIBUTION OF THE CONTRACTS . . . . . . . . . . . . . . . . . . . .     2

     CALCULATION OF PERFORMANCE INFORMATION  . . . . . . . . . . . . . . .     2
             Money Market Sub-Account Standardized Yield Calculation . . .     2
             Other Sub-Account Standardized Yield Calculations . . . . . .     3
             Standardized Total Return Calculation . . . . . . . . . . . .     4
             Hypothetical Performance Data . . . . . . . . . . . . . . . .     4
             Other Performance Data  . . . . . . . . . . . . . . . . . . .     5

     FEDERAL TAX MATTERS . . . . . . . . . . . . . . . . . . . . . . . . .     7
             Taxation of the Company . . . . . . . . . . . . . . . . . . .     7
             Tax Status of the Contract  . . . . . . . . . . . . . . . . .     7

     FINANCIAL STATEMENTS  . . . . . . . . . . . . . . . . . . . . . . . .     8

     The following  information supplements  the information  in the  Prospectus
     about  the  Contracts.     Terms  used  in  this  Statement  of  Additional
     Information have the same meaning as in the Prospectus.


                ANNUITY INVESTORS(SERVICEMARK) LIFE INSURANCE COMPANY

     GENERAL INFORMATION AND HISTORY

     Annuity Investors(SERVICEMARK) Life Insurance Company (the "Company"), formerly known as Carillon Life Insurance Company, is a stock life insurance company incorporated under the laws of the State of Ohio in 1981. The name change occurred in the state of domicile on April 12, 1995. The Company is principally engaged in the sale of fixed and variable annuity policies.

     The Company was acquired in November, 1994, by American Annuity Group, Inc. ("AAG") a Delaware corporation that is a publicly traded insurance holding company. Great American Insurance Company ("GAIC"), an Ohio corporation, owns 80% of the common stock of AAG. GAIC is a multi-line insurance carrier and a wholly-owned subsidiary of Great American Holding Company ("GAHC"), an Ohio corporation. GAHC is a wholly-owned subsidiary of American Financial Corporation ("AFC"), an Ohio corporation. AFC is a wholly-owned subsidiary of American Financial Group, Inc. ("AFG"), an Ohio corporation. AFG is a publicly traded holding company which is engaged, through its subsidiaries, in financial businesses that include annuities, insurance and portfolio investing, and non-financial businesses that include food products and television and radio operations.

     STATE REGULATION

     The Company is subject to the insurance laws and regulations of all the jurisdictions where it is licensed to operate. The availability of certain Contract rights and provisions depends on state approval and/or filing and review processes in each such jurisdiction. Where required by law or regulation, the Contract will be modified accordingly.


                                       SERVICES

     SAFEKEEPING OF SEPARATE ACCOUNT ASSETS

     Title to assets of the Separate Account is held by the Company. The Separate Account assets are kept separate and apart from the Company's general account assets. Records are maintained of all purchases and redemptions of Fund shares held by each of the Sub-Accounts.

     Title to assets of the Fixed Account is held by the Company together with the Company's general account assets.




     __________________________________________________________________________

     RECORDS AND REPORTS

     All records and accounts relating to the Fixed Account and the Separate Account will be maintained by the Company. As presently required by the provisions of the Investment Company Act of 1940, as amended ("1940 Act"), and rules and regulations promulgated thereunder which pertain to the Separate Account, reports containing such information as may be required under the 1940 Act or by other applicable law or regulation will be sent to each Owner semi-annually at the Owner's last known address.

     EXPERTS

     The statutory-basis financial statements of the Company included in this Statement of Additional Information have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their reports thereon also appearing elsewhere herein. Such statutory-basis financial statements have been included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                            DISTRIBUTION OF THE CONTRACTS

     The offering of the Contracts is expected to be continuous, and the Company does not anticipate discontinuing the offering of the Contracts. However, the Company reserves the right to discontinue the offering of the Contracts.


                        CALCULATION OF PERFORMANCE INFORMATION

     MONEY MARKET SUB-ACCOUNT STANDARDIZED YIELD CALCULATION

     In accordance with rules and regulations adopted by the Securities and Exchange Commission, the Company computes the Money Market Sub-Account's current annualized yield for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the Money Market Fund or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) in the value of a hypothetical account having a balance of one unit of the Money Market Sub-Account at the beginning of such seven-day period, dividing such net change in the value of the hypothetical account by the value of the hypothetical account at the beginning of the period to determine the base period return and annualizing this quotient on a 365-day basis. The net change in the value of the hypothetical account reflects the deductions for the Mortality and Expense Risk and Administration Charges and income and expenses accrued during the period. Because of these deductions, the yield for the Money Market Sub-Account of the Separate Account will be lower than the yield for the Money Market Fund or any comparable substitute funding vehicle.

     __________________________________________________________________________

     The Securities and Exchange Commission also permits the Company to disclose the effective yield of the Money Market Sub-Account for the same seven-day period, determined on a compounded basis. The effective yield is calculated according to the following formula:

                                                365/7
     EFFECTIVE YIELD = [(BASE PERIOD RETURN + 1)     ] - 1

     The yield on amounts held in the Money Market Sub-Account normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields. The Money Market Sub-Account's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Fund or substitute funding vehicle, the types and quality of portfolio securities held by the Money Market Fund or substitute funding vehicle, and operating expenses. IN ADDITION, THE YIELD FIGURES DO NOT REFLECT THE EFFECT OF ANY CONTINGENT DEFERRED SALES CHARGE ("CDSC") (OF UP TO 7% OF PURCHASE PAYMENTS) THAT MAY BE APPLICABLE ON SURRENDER.

     OTHER SUB-ACCOUNT STANDARDIZED YIELD CALCULATIONS

     The Company may from time to time disclose the current annualized yield of one or more of the Sub-Accounts (other than the Money Market Sub-Account) for 30-day periods. The annualized yield of a Sub-Account refers to the income generated by the Sub-Account over a specified 30-day period. Because this yield is annualized, the yield generated by a Sub-Account during the 30-day period is assumed to be generated each 30-day period. The yield is computed by dividing the net investment income per Accumulation Unit earned during the period by the price per unit on the last day of the period, according to the following formula:


                                       a-b    6
                            YIELD=2 [(---- +1)  -1]
                                       cd
     Where:

             a =      net  investment income  earned during  the  period by  the
                      Portfolio   attributable  to  the   shares  owned  by  the
                      Sub-Account.

             b = expenses for the Sub-Account accrued for the period (net of reimbursements).

             c =      the   average   daily   number   of   Accumulation   Units
                      outstanding during the period.

             d = the maximum offering price per Accumulation Unit on the last day of the period.

     __________________________________________________________________________

     Net investment income will be determined in accordance with rules and regulations established by the Securities and Exchange Commission. Accrued expenses will include all recurring fees that are charged to all Contracts. The yield calculations do not reflect the effect of any CDSC that may be applicable to a particular Contract. CDSCs range from 7% to 0% of the Purchase Payments withdrawn depending on the elapsed time since the receipt of such Purchase Payments.

     Because of the charges and deductions imposed by the Separate Account, the yield for a Sub-Account will be lower than the yield for the corresponding Fund. The yield on amounts held in a Sub-Account normally will fluctuate over time. Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return. The Sub-Account's actual yield will be affected by the types and quality of portfolio securities held by the Fund and its operating expenses.

     STANDARDIZED TOTAL RETURN CALCULATION

     The Company may from time to time also disclose average annual total returns for one or more of the Sub-Accounts for various periods of time. Average annual total return quotations are computed by finding the average annual compounded rates of return over one, five and ten year periods that would equal the initial amount invested to the ending redeemable value, according to the following formula:
             n
     P(1 + T)  = ERV

     Where

             P  =     a hypothetical initial payment of $1,000.

             T  =     average annual total return.

             n  =     number of years.

             ERV      =    "ending redeemable  value" of  a hypothetical  $1,000
                           payment made at the beginning of the one, five or ten- year period at the end of the one, five, or ten-year period (or fractional portion thereof).

     All recurring fees that are charged to all Contracts are recognized in the ending redeemable value. The average annual total return calculations will reflect the effect of any CDSCs that may be applicable to a particular period.

     HYPOTHETICAL PERFORMANCE DATA

     The Company may also disclose "hypothetical" performance data for a Sub-Account, for periods before the Sub-Account commenced operations. Such performance information for the Sub-Account will be calculated based

     __________________________________________________________________________
     on the performance of the corresponding Fund and the assumption that the Sub-Account was in existence for the same periods as those indicated for the Fund, with a level of Contract charges currently in effect. The Fund used for these calculations will be the actual Fund in which the Sub-Account invests.

     This type of hypothetical performance data may be disclosed on both an average annual total return and a cumulative total return basis. Moreover, it may be disclosed assuming that the Contract is not surrendered (i.e., with no deduction for a CDSC) or assuming that the Contract is surrendered at the end of the applicable period (i.e., reflecting a deduction for any applicable CDSC).

     OTHER PERFORMANCE DATA

     The Company may from time to time disclose other non-standardized total return in conjunction with the standardized performance data described above. Non-standardized data may reflect no CDSC or present performance data for a period other than that required by the standardized format. The Company may from time to time also disclose cumulative total return calculated using the following formula assuming that the CDSC percentage is 0%:

     CTR = (ERV/P) - 1

     Where:

             CTR      =    the  cumulative  total   return  net  of  Sub-Account
                           recurring charges for the period.

             ERV      =    ending redeemable  value  of  a  hypothetical  $1,000
                           payment  at  the  beginning  of  the   one,  five  or
                           ten-year period at the end of the one, five or ten-year period (or fractional portion thereof).

             P  =     a hypothetical initial payment of $1,000.

     All non-standardized performance data will be advertised only if the requisite standardized performance data is also disclosed.

     The Contracts may be compared in advertising materials to Certificates of Deposit ("CDs") or other investments issued by banks or other depository institutions. Variable annuities differ from bank investments in several respects. For example, variable annuities may offer higher potential returns than CDs. However, unless you have elected to invest in only the Fixed Account Options, the Company does not guarantee your return. Also, none of your investments under the Contract, whether allocated to the Fixed Account or a Sub-Account, are FDIC-insured.



     __________________________________________________________________________

     Advertising materials for the Contracts may, from time to time, address retirement needs and investing for retirement, the usefulness of a tax-qualified retirement plan, saving for college, or other investment goals. Advertising materials for the Contracts may discuss, generally, the advantages of investing in a variable annuity and the Contract's particular features and their desirability and may compare Contract features with those of other variable annuities and investment products of other issuers. Advertising materials may also include a discussion of the balancing of risk and return in connection with the selection of investment options under the Contract and investment alternatives generally, as well as a discussion of the risks and attributes associated with the investment options under the Contract. A description of the tax advantages associated with the Contract, including the effects of tax-deferral under a variable annuity or retirement plan generally, may be included as well. Advertising materials for the Contracts may quote or reprint financial or business publications and periodicals, including model portfolios or allocations, as they relate to current economic and political conditions, management and composition of the underlying Funds, investment philosophy, investment techniques, the desirability of owning the Contract and other products and services offered by the Company or AAG Securities, Inc. ("AAG Securities").

     The Company  or AAG  Securities may  provide information  designed to  help individuals understand their investment goals and explore various financial strategies. Such information may include: information about current economic, market and political conditions; materials that describe general principles of investing, such as asset allocation, diversification, risk tolerance and goal setting; questionnaires designed to help create a personal financial profile; worksheets used to project savings needs based on assumed rates of inflation and hypothetical rates of return; and alternative investment strategies and plans.

     Ibbotson Associates of Chicago, Illinois ("Ibbotson") provides historical returns of the capital markets in the United States, including common stocks, small capitalization stocks, long-term corporate bonds, intermediate-term government bonds, long-term government bonds, Treasury bills, the U.S. rate of inflation (based on the Consumer Price Index), and combinations of various capital markets. The performance of these capital markets is based on the returns of different indices.

     Advertising materials for the Contracts may use the performance of these capital markets in order to demonstrate general risk-versus-reward investment scenarios. Performance comparisons may also include the value of a hypothetical investment in any of these capital markets. The risk associated with the security types in any capital market may or may not correspond directly to those of the Sub-Accounts and the Funds. Advertising materials may also compare performance to that of other compilations or indices that may be developed and made available in the future.


     __________________________________________________________________________

     In addition, advertising materials may quote various measures of volatility and benchmark correlations for the Sub-Accounts and the respective Funds and compare these volatility measures and correlations with those of other separate accounts and their underlying funds. Measures of volatility seek to compare a sub-account's, or its underlying fund's, historical share price fluctuations or total returns to those of a benchmark. Measures of benchmark correlation indicate how valid a comparative benchmark may be. All measures of volatility and correlation are calculated using averages of historical data.


                                 FEDERAL TAX MATTERS

     The Contract is designed for use by individuals as a non-tax-qualified retirement plan and with arrangements which qualify for special tax treatment under Sections 401, 403, 408 or 457 of the Internal Revenue Code of 1986, as amended (the "Code"). The ultimate effect of federal taxes on the Account Value, on Annuity Benefits, and on the economic benefit to the Owner and/or the Beneficiary may depend on the type of retirement plan for which the Contract is purchased, on the tax and employment status of the individual concerned and on the Company's tax status. THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. Any person concerned about tax implications should consult a competent tax adviser. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of present federal income tax laws or of the current interpretations by the Internal Revenue Service. Moreover, no attempt has been made to consider any applicable state or other tax laws.

     TAXATION OF THE COMPANY

     The Company is taxed as a life insurance company under Part I of Subchapter L of the Code. Since the Separate Account is not an entity separate from the Company, and its operations form a part of the Company, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains are automatically applied to increase reserves under the Contracts. Under existing federal income tax law, the Company believes that the Separate Account investment income and realized net capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contracts.

     Accordingly, the Company does not anticipate that it will incur any federal income tax liability attributable to the Separate Account and, therefore, the Company does not intend to make provisions for any such taxes. However, if changes in the federal tax laws or interpretations thereof result in the Company being taxed on income or gains attributable to the Separate Account, then the Company may impose a charge against the


     __________________________________________________________________________

     Separate Account (with respect to some or all Contracts) in order to set aside provisions to pay such taxes.

     TAX STATUS OF THE CONTRACT

     Section 817(h) of the Code requires that with respect to Non-Qualified Contracts, the investments of the Funds be "adequately diversified" in accordance with Treasury regulations in order for the Contracts to qualify as annuity contracts under federal tax law. The Separate Account, through the Funds, intends to comply with the diversification requirements prescribed by the Treasury in Reg. Sec. 1.817-5, which affect how the Funds' assets may be invested.

     In certain circumstances, Owners of individual variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The Internal Revenue Service has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the participant), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets." As of the date of this Statement of Additional Information, no guidance has been issued.

     The ownership rights under the Contract are similar to, but different in certain respects from, those described by the Internal Revenue Service in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the Owner has additional flexibility in allocating Purchase Payments and Account Value. These differences could result in an Owner being treated as the owner of a pro rata portion(s) of the assets of the Separate Account and/or Fixed Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Contract as necessary to attempt to prevent an Owner from being considered the owner of a pro rata share of the assets of the Separate Account.




     __________________________________________________________________________

                                FINANCIAL STATEMENTS

     The Company's financial statements as of December 31, 1994 and December 31, 1995 are included herein. [To Be Supplied]

     The financial statements of the Company included in this Statement of Additional Information should be considered only as bearing on the ability of the Company to meet its obligations under the Contract. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.









































     __________________________________________________________________________

     PART C
     Other Information


     Item 24.   Financial Statements and Exhibits

     (a)      Financial Statements

              All required financial statements are included in Parts A or B of this Registration Statement.

     (b)      Exhibits

              (1) Resolution of the Board of Directors of Annuity Investors(SERVICEMARK) Life Insurance Company authorizing establishment of Annuity Investors(SERVICEMARK) Variable Account A.

              (2)     Not Applicable.

              (3)     (a)      Distribution     Agreement    between     Annuity
                               Investors(SERVICEMARK)  Life  Insurance   Company
                               and AAG Securities, Inc.  [To Be Supplied]

                      (b) Form of Selling Agreement between Annuity Investors(SERVICEMARK) Life Insurance Company, AAG Securities, Inc. and another Broker-Dealer. [To Be Supplied]

              (4)     Contract Forms and Endorsements.

                      (a)      Qualified Contract Form and Endorsements.

                               (i) Form of Qualified Individual Flexible Premium Deferred Annuity Contract. [To Be Supplied]

                              (ii) Form of Loan Endorsement to Qualified Individual Contract. [To Be Supplied]

                             (iii)     Form    of    Tax    Sheltered    Annuity
                                       Endorsement   to   Qualified   Individual
                                       Contract.  [To Be Supplied]

                              (iv) Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Qualified Individual Contract. [To Be Supplied]



     __________________________________________________________________________

                               (v)     Form of  Long-Term Care  Waiver Rider  to
                                       Qualified  Individual  Contract.   [To Be
                                       Supplied]

                      (b)      Non-Qualified   Individual   Contract  Form   and
                               Endorsements.

                               (i)     Form    of    Non-Qualified    Individual
                                       Contract.  [To Be Supplied]

                              (ii)     Form   of   Loan   Endorsement  to   Non-
                                       Qualified  Individual  Contract.   [To Be
                                       Supplied]

                             (iii)     Form    of    Tax    Sheltered    Annuity
                                       Endorsement  to  Non-Qualified Individual
                                       Contract.  [To Be Supplied]

                              (iv) Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Non-Qualified Individual Contract. [To Be Supplied]

                               (v)     Form of  Long-Term Care  Waiver Rider  to
                                       Non-Qualified Individual  Contract.   [To
                                       Be Supplied]

              (5)     (a)      Form  of  Application  for  Qualified  Individual
                               Flexible Premium Deferred  Annuity Contract.  [To
                               Be Supplied]

                      (b)      Form of Application for  Non-Qualified Individual
                               Flexible Premium Deferred Annuity Contract.   [To
                               Be Supplied]

              (6)     (a)      Articles    of     Incorporation    of    Annuity
                               Investors(SERVICEMARK) Life Insurance Company.

                      (b)      Code      of      Regulations     of      Annuity
                               Investors(SERVICEMARK) Life Insurance Company.

              (7)     Not Applicable.

              (8)     (a)      Participation    Agreement     between    Annuity
                               Investors(SERVICEMARK)  Life   Insurance  Company
                               and Dreyfus Variable Investment Fund.

                      (b)      Participation    Agreement     between    Annuity
                               Investors(SERVICEMARK)  Life  Insurance   Company
                               and Dreyfus Stock Index Fund.

     __________________________________________________________________________

                      (c)      Participation    Agreement    between     Annuity
                               Investors(SERVICEMARK)    Life Insurance  Company
                               and Dreyfus Socially Responsible Fund.

                      (d)      Participation    Agreement     between    Annuity
                               Investors(SERVICEMARK)  Life   Insurance  Company
                               and Janus Aspen Series.  [To Be Supplied]

                      (e) Participation Agreement between Annuity Investors(SERVICEMARK) Life Insurance Company and Merrill Lynch Variable Series Funds, Inc. [To Be Supplied]

                      (f)      Service      Agreement       between      Annuity
                               Investors(SERVICEMARK)  Life   Insurance  Company
                               and American Annuity Group, Inc.

                      (g) Agreement between AAG Securities, Inc. and AAG Insurance Agency, Inc.

                      (h)      Investment  Service   Agreement  between  Annuity
                               Investors(SERVICEMARK)  Life  Insurance   Company
                               and American Annuity Group, Inc.

              (9)     Opinion and Consent of Counsel.

              (10)    (a)      Report  of   Independent   Auditors.     [To   Be
                               Supplied]

                      (b)      Consent   of  Independent   Auditors.     [To  Be
                               Supplied]

              (11)    No financial statements are omitted from Item 23.

              (12)    Not Applicable.

              (13)    Not Applicable.

              (14)    Not Applicable.












     __________________________________________________________________________

     Item 25. Directors and Officers of Annuity Investors(SERVICEMARK) Life Insurance Company


                                         Principal         Positions and Offices
               Name                   Business Address        With the Company


       Robert Allen Adams                   (1)            President, Director

       Stephen Craig Lindner                (1)            Director

       William Jack Maney, II               (1)            Assistant Treasurer and
                                                           Director

       James Michael Mortensen              (1)            Executive Vice President,
                                                           Assistant Secretary and
                                                           Director

       Mark Francis Muething                (1)            Senior Vice President,
                                                           Secretary, General Counsel
                                                           and Director

       Jeffrey Scott Tate                   (1)            Director

       Thomas Kevin Liguzinski              (1)            Senior Vice President

       Charles Kent McManus                 (1)            Senior Vice President

       Robert Eugene Allen                  (1)            Vice President and Treasurer

       Arthur Ronald Greene, III            (1)            Vice President

       Betty Marie Kasprowicz               (1)            Vice President and Assistant
                                                           Secretary

       Michael Joseph O'Connor              (1)            Vice President and Chief
                                                           Actuary

       Lynn Edward Laswell                  (1)            Assistant Vice President and
                                                           Assistant Treasurer

     ________________________________

     (1)      P.O. Box 5423, Cincinnati, Ohio  45201-5423.







     __________________________________________________________________________

     Item 26. Persons Controlled by or Under Common Control With the Depositor or Registrant.

     The   Depositor,   Annuity  Investors(SERVICEMARK)   Life   Insurance
     Company, is wholly owned  by American Annuity Group, Inc.   The Registrant,
     Annuity Investors(SERVICEMARK) Separate Account A, is a segregated asset account of Annuity Investors(SERVICEMARK) Life Insurance Company.

     The following chart indicates the persons controlled by or under common control with the Company.



                                                                        % OF STOCK OWNED (1)
                                               STATE OF       DATE OF       BY IMMEDIATE
     AMERICAN FINANCIAL GROUP, INC.            DOMICILE       INCORP.      PARENT COMPANY              NATURE OF BUSINESS
                                              ----------     --------   --------------------          --------------------


        American Financial Corporation     Ohio             11/15/55           100           Holding Company

          American Barge & Towing Company  Ohio             03/25/82           100           Inactive

             Spartan Transportation        Ohio             07/19/83           100           Mgmt-River Transportation Equipment
             Corporation

          American Financial Corporation   Ohio             08/27/63           100           Inactive

          American Money Management        Ohio             03/01/73           100           Investment Management
          Corporation

          American Money Management        Netherland       05/10/85           100           Securities Management
          International, N.V.              Antilles

          Chiquita Brands International,   New Jersey       03/30/99            44.86(2)     Production/Processing/Distribution of
          Inc. (and subsidiaries)                                                            Food Products

          Citicasters Inc.                 Florida          06/18/80            37.47(2)     Holding Company

             FMI Pennsylvania, Inc.        Pennsylvania     11/19/75           100           Holding Company

             GACC-340, Inc.                Delaware         06/09/88           100           Co-Owner Corporate Aircraft

             GACC-N26LB, Inc.              Delaware         02/02/88           100           Co-Owner Corporate Aircraft

             Citicasters Corp.             Delaware         12/18/90           100           Holding Company

               Citicasters Co.             Ohio             12/22/83           100           Operation of Television/Radio Stations

                  Taft-TCI Satellite       Colorado         12/17/81           100           Satellite Communications
                  Services, Inc.


     __________________________________________________________________________

                                        - 14 -





                                                                        % OF STOCK OWNED (1)
                                               STATE OF       DATE OF       BY IMMEDIATE
     AMERICAN FINANCIAL GROUP, INC.            DOMICILE       INCORP.      PARENT COMPANY              NATURE OF BUSINESS
                                              ----------     --------   --------------------          --------------------

                  Great American TelevisionCalifornia       03/19/81           100           Television Program Development
                  Productions, Inc.

                  Cine Films, Inc.         California       05/15/75           100           Prod./Motion Picture/Television Films

                  Cine Guarantors, Inc.    California       01/06/71           100           Financial Bonding

                  Cine Guarantors II, Inc. California       09/04/75           100           Inactive

                  Great American           New York         09/04/81           100           Inactive
                  Merchandising Group, Inc.

                  Location Productions,    California       08/07/68           100           Prod./Motion Picture/Television Films
                  Inc.

                  Location Productions II, California       05/15/75           100           Prod./Motion Picture/Television Films
                  Inc.

                  The Sy Fisher Company    California       07/31/72           100           Inactive
                  Agency, Inc.

                  VTTV Productions         California       01/30/78           100           Inactive

          Dixie Terminal Corporation       Ohio             04/23/70           100           Commercial Leasing

          Fairmont Holdings, Inc.          Ohio             12/15/83           100           Holding Company

             Fairmont Pa. Holdings, Inc.   Pennsylvania     08/18/83           100           Holding Company

          FWC Corporation                  Ohio             03/16/83           100           Financial Services

          Great American Holding           Ohio             11/30/77           100           Holding Company
          Corporation

             Great American Insurance      Ohio             3/7/1872           100           Property/Casualty Insurance
             Company

               A B I Group, Inc.           Minnesota        07/27/78           100           Inactive

                  American Business Risk   Minnesota        04/19/78           100           Inactive
                  Services, Inc.

                  American Insurance       Minnesota        11/16/82           100           Inactive
                  Management Agency, Inc.

                  Consolidated             Texas            10/14/80           100           Inactive
                  Underwriters, Inc.



     __________________________________________________________________________

                                        - 15 -





                                                                        % OF STOCK OWNED (1)
                                               STATE OF       DATE OF       BY IMMEDIATE
     AMERICAN FINANCIAL GROUP, INC.            DOMICILE       INCORP.      PARENT COMPANY              NATURE OF BUSINESS
                                              ----------     --------   --------------------          --------------------

               Agricultural Excess and     Delaware         02/28/79           100           Excess & Surplus Lines Insurance
               Surplus Insurance Company

               Agricultural Insurance      Ohio             03/23/05           100           Property/Casualty Insurance
               Company

               American Alliance Insurance Arizona          09/11/45           100           Property/Casualty Insurance
               Company

               American Annuity Group,     Delaware         05/15/87            81.43(2)     Holding Company
               Inc.

                  AAG Insurance Agency,    Kentucky         12/06/94           100           Life Insurance Agency
                  Inc.

                  AAG Securities, Inc.     Ohio             12/10/93           100           Broker-Dealer

                  Annuity                  Ohio             11/31/81           100           Life Insurance Company
                  Investors(SERVICEMARK)
                  Life Insurance Company

                  GALIC Disbursing Company Ohio             05/31/94           100           Payroll Servicer

                  Great American Life      Ohio             12/15/59           100           Life Insurance
                  Insurance Company

                     CHATBAR, Inc.         Massachusetts    11/02/93           100           Hotel Operator

                     GALIC Brothers, Inc.  Ohio             11/12/93            80           Real Estate Management

                     Western Pacific Life  California       08/10/67           100           Life Insurance Company
                     Insurance Company

                  Lifestyle Financial      Ohio             12/29/93           100           Marketing Services
                  Investments, Inc.

                     Lifestyle Financial   Ohio             03/07/94     beneficial interest Life Insurance Agency
                     Investments Agency of
                     Ohio, Inc.

                     Lifestyle Financial   Indiana          02/24/94           100           Life Insurance Agency
                     Investments of
                     Indiana, Inc.

                     Lifestyle Financial   Kentucky         10/03/94           100           Insurance Agency
                     Investments of
                     Kentucky, Inc.



     __________________________________________________________________________

                                        - 16 -





                                                                        % OF STOCK OWNED (1)
                                               STATE OF       DATE OF       BY IMMEDIATE
     AMERICAN FINANCIAL GROUP, INC.            DOMICILE       INCORP.      PARENT COMPANY              NATURE OF BUSINESS
                                              ----------     --------   --------------------          --------------------

                     Lifestyle Financial   Minnesota        06/10/85           100           Insurance Agency
                     Investments of the
                     Northwest, Inc.

                     Lifestyle Financial   North Carolina   07/13/94           100           Insurance Agency
                     Investments of the
                     Southeast, Inc.

                  Retirement Resources     Indiana          02/07/95           100           Insurance Agency
                  Group, Inc.

                  SPELCO (UK) Ltd.         United Kingdom   00/00/00            99           Inactive

                  SWTC, Inc.               Delaware         00/00/00           100           Inactive

                     Electromag N.V.       Belgium          00/00/00           100           Manf. & Sells Electronic Components

                  SWTC Hong Kong Ltd.      Hong Kong        00/00/00           100           Inactive

                  Technomil Ltd.           Delaware         00/00/00           100           Inactive

               American Custom Insurance   Ohio             07/27/83           100           Management Holding Company
               Services Holding Company

                  American Custom InsuranceCalifornia       05/18/92           100           Insurance Agency & Brokerage
                  Services California, Inc.

                  Eden Park Insurance      California       02/13/90           100           Wholesale Brokerage for Surplus Lines
                  Brokers, Inc.

                  Professional Risk        Illinois         03/01/90           100           Insurance Agency
                  Brokers, Inc.

                  Professional Risk BrokersMassachusetts    04/19/94           100           Surplus Lines Brokerage
                  insurance, Inc.

                  Professional Risk BrokersConnecticut      07/09/92           100           Insurance Agency & Brokerage
                  of Connecticut, Inc.

                  Utility Insurance        Texas            04/06/95           100 (2)       Texas Local Recording Agency
                  Services, Inc.

                  Utility Management       Texas            09/07/65           100           Texas Managing General Agency
                  Services, Inc.

               American Custom Insurance   Illinois         07/08/92           100           Underwriting Office
               Services Illinois, Inc.



     __________________________________________________________________________

                                        - 17 -





                                                                        % OF STOCK OWNED (1)
                                               STATE OF       DATE OF       BY IMMEDIATE
     AMERICAN FINANCIAL GROUP, INC.            DOMICILE       INCORP.      PARENT COMPANY              NATURE OF BUSINESS
                                              ----------     --------   --------------------          --------------------

               American Empire Surplus     Delaware         07/15/77           100           Excess & Surplus Lines Insurance
               Lines Insurance Company

                  American Empire InsuranceOhio             11/26/79           100           Property/Casualty Insurance
                  Company

                     Stonewall             Texas            05/19/75           100           Insurance Agency
                     Underwriters, Inc.

                  Fidelity Environmental   New Jersey       06/30/87           100           Property/Casualty Insurance
                  Insurance Company

               American Financial          Connecticut      1871                82.62(2)     Closed End Investment Company
               Enterprises, Inc.

               American Insurance Agency,  Kentucky         07/27/67           100           Insurance Agency
               Inc.

               American National Fire      New York         08/22/47           100           Property/Casualty Insurance
               Insurance Company

               American Special Risk, Inc. Illinois         12/29/81           100           Insurance Broker/Managing General
                                                                                             Agency

                  ABI Special Risk of      Arizona          02/06/90           100           Inactive
                  Arizona, Inc.

               American Spirit Insurance   Indiana          04/05/88           100           Property/Casualty Insurance
               Company

               OBGC Corporation            Florida          11/23/77            80           Real Estate Development

               Brothers Property           Ohio             09/08/87            80           Real Estate Investment
               Corporation

                  Brothers Barrington      Oklahoma         03/18/94           100           Real Estate Holding Corporation
                  Corporation

                  Brothers Cincinnatian    Ohio             01/25/94           100           Hotel Manager
                  Corporation

                  Brothers Columbine       Oklahoma         03/18/94           100           Real Estate Holding Corporation
                  Corporation

                  Brothers Landing         Louisiana        02/24/94           100           Real Estate Holding Corporation
                  Corporation




     __________________________________________________________________________

                                        - 18 -





                                                                        % OF STOCK OWNED (1)
                                               STATE OF       DATE OF       BY IMMEDIATE
     AMERICAN FINANCIAL GROUP, INC.            DOMICILE       INCORP.      PARENT COMPANY              NATURE OF BUSINESS
                                              ----------     --------   --------------------          --------------------

                  Brothers Pennsylvanian   Pennsylvania     12/23/94           100           Real Estate Holding Corporation
                  Corporation

                  Brothers Port Richey     Florida          12/06/93           100           Apartment Manager
                  Corporation

                  Brothers Property        Ohio             09/25/87           100           Real Estate Management
                  Management Corporation

                  Brothers Railyard        Texas            12/14/93           100           Apartment Manager
                  Corporation

               Crop Managers Insurance     Kansas           08/09/89           100           Insurance Agency
               Agency, Inc.

               Dempsey & Siders Agency,    Ohio             05/09/56           100           Insurance Agency
               Inc.

               Eagle American Insurance    Ohio             07/01/87           100           Property/Casualty Insurance
               Company

               Eden Park Insurance Company Indiana          01/08/90           100           Special Risk Surplus Lines

               FCIA Management Company,    New York         09/17/91            79           Servicing Agent
               Inc.

               GAI-340, Inc.               Delaware         06/09/88           100           Co-Owner Corporate Aircraft

               GAI-N26LB, Inc.             Delaware         02/02/88           100           Co-Owner Corporate Aircraft

               The Gains Group, Inc.       Ohio             01/26/82           100           Marketing of Advertising

               Great American Lloyd's,     Texas            08/02/83           100           Attorney-in-Fact--Texas Lloyd's
               Inc.                                                                          Company

               Great American Lloyd's      Texas            10/09/79     beneficial interest Lloyd's Plan Insurer
               Insurance Company

               Great American Management   Ohio             12/05/74           100           Data Processing and Equipment Leasing
               Services, Inc.

                  American Payroll         Ohio             02/20/87           100           Payroll Services
                  Services, Inc.

               Great American Re Inc.      Delaware         05/14/71           100           Reinsurance Intermediary

               Great American Risk         Ohio             04/21/80           100           Insurance Risk Management
               Management, Inc.


     __________________________________________________________________________

                                        - 19 -





                                                                        % OF STOCK OWNED (1)
                                               STATE OF       DATE OF       BY IMMEDIATE
     AMERICAN FINANCIAL GROUP, INC.            DOMICILE       INCORP.      PARENT COMPANY              NATURE OF BUSINESS
                                              ----------     --------   --------------------          --------------------

               Great American--Midwest,    Ohio             12/17/86           100           Management Holding Company
               Inc.

               Great Texas County Mutual   Texas            04/29/54     beneficial interest Property/Casualty Insurance
               Insurance Company

               Grizzly Golf Center, Inc.   Ohio             11/08/93           100           Operate Golf Courses

               Homestead Snacks Inc.       California       03/02/79           100 (2)       Meat Snack Distribution

                  Giant Snacks, Inc.       Delaware         07/06/89           100           Meat Snack Distribution

               Key Largo Group, Inc.       Florida          07/28/81           100           Land Developer & Resort Operator

                  The Real Estate, Ltd.    Florida          08/20/85           100           Property Sales
                  Company at Ocean Reef

                  Key Largo Group Solid    Florida          12/01/86           100           Trash Removal
                  Waste, Inc.

                  Key Largo Group Utility  Florida          11/26/84           100           Water & Sewer Utility
                  Company

               Mid-Continent Casualty      Oklahoma         02/26/47           100           Property/Casualty Insurance
               Company

                  Mid-Continent Insurance  Oklahoma         08/13/92           100           Property/Casualty Insurance
                  Company

                  Oklahoma Surety Company  Oklahoma         08/05/68           100           Property/Casualty Insurance

               National Interstate         Ohio             01/26/89            51           Holding Company
               Corporation

                  American Highways        California       05/05/94           100           Insurance Agency
                  Insurance Agency

                  National Interstate      Texas            06/07/89   beneficial interest   Insurance Agency
                  Insurance Agency of
                  Texas, Inc.

                  National Interstate      Ohio             02/13/89           100           Insurance Agency
                  Insurance Agency, Inc.

                  National Interstate      Ohio             02/10/89           100           Property/Casualty Insurance
                  Insurance Company




     __________________________________________________________________________

                                        - 20 -





                                                                        % OF STOCK OWNED (1)
                                               STATE OF       DATE OF       BY IMMEDIATE
     AMERICAN FINANCIAL GROUP, INC.            DOMICILE       INCORP.      PARENT COMPANY              NATURE OF BUSINESS
                                              ----------     --------   --------------------          --------------------

               North America Livestock,    Florida          12/03/82           100           Managing General Agency
               Inc.

               Penn Central Reinsurance    Ohio             12/22/88           100           Property/Casualty Reinsurance
               Company

               Pointe Apartments, Inc.     Minnesota        06/24/93           100           Real Estate Holding Corporation

               Seven Hills Insurance       New York         06/30/32           100           Property/Casualty Reinsurance
               Company

               Stonewall Insurance Company Alabama          02/18/66           100           Property/Casualty Insurance

               Stonewall Surplus Lines     Delaware         01/12/82           100           Excess & Surplus Lines Insurance
               Insurance Company

               Tamarack American, Inc.     Delaware         06/10/86           100           Management Holding Company

               Transport Insurance Company Ohio             05/25/76           100           Property/Casualty Insurance

                  American Commonwealth    Texas            07/23/63           100           Real Estate Development
                  Development Company

                     ACDC Holdings         Texas            05/04/81           100           Real Estate Development
                     Corporation

                     Spring Park           Texas            03/31/71            50           Real Estate Holding Co. (Jt. Venture)
                     Development Company

                  Instech Corporation      Texas            09/02/75           100           Claim & Claim Adjustment Services

                  TICO Insurance Company   Ohio             06/03/80           100           Property/Casualty Insurance

                  Transport Managing       Texas            05/19/89           100           Managing General Agency
                  General Agency, Inc.

                  Transport Insurance      Texas            08/21/89   beneficial interest   Insurance Agency
                  Agency, Inc.

                  Transport Underwriters   California       05/11/45           100           Holding Company/Agency
                  Association

          One East Fourth, Inc.            Ohio             02/03/64           100           Commercial Leasing

          Pioneer Carpet Mills, Inc.       Ohio             04/29/76           100           Carpet Manufacturing

          Provident Travel Corporation     Ohio             07/09/84           100           Travel Agency



     __________________________________________________________________________

                                        - 21 -





                                                                        % OF STOCK OWNED (1)
                                               STATE OF       DATE OF       BY IMMEDIATE
     AMERICAN FINANCIAL GROUP, INC.            DOMICILE       INCORP.      PARENT COMPANY              NATURE OF BUSINESS
                                              ----------     --------   --------------------          --------------------

          TEJ Holdings, Inc.               Ohio             12/04/84           100           Real Estate Holdings

          TEJ II, Inc.                     Delaware         10/28/94           100           General Partner

             American Financial Warrant    Delaware         10/28/94  partnership interest   Securities Holder
             Holding Limited Partnership

          Three East Fourth, Inc.          Ohio             08/10/66           100           Commercial Leasing

        American Premier Underwriters,     Pennsylvania     1846               100           Diversified
        Inc.

          Pennsylvania Company             Delaware         12/05/58           100           Holding Company

             Atlanta Casualty Company      Illinois         06/13/72           100 (2)       Property/Casualty Insurance

               American Premier Insurance  Indiana          11/30/89           100           Property/Casualty Insurance
               Company

               Atlanta Specialty Insurance Iowa             02/06/74           100           Property/Casualty Insurance
               Company

               Mr. Agency of Georgia, Inc. Georgia          04/01/77           100           Insurance Agency

                  Atlanta Casualty General Texas            03/15/61           100           Managing General Agency
                  Agency, Inc.

                  Atlanta Insurance        Georgia          02/06/71           100           Insurance Agency
                  Brokers, Inc.

                  Treaty House, Ltd. (d/b/aNevada           11/02/71           100           Insurance Premium Finance
                  Mr. Budget)

             Buckeye Management Company    Delaware         09/18/86           100           General Partner/Manager of Pipeline
                                                                                             l.p.

               Buckeye Pipe Line Company   Delaware         09/19/86           100           Pipeline Manager

             Great Southwest Corporation   Delaware         10/25/78           100           Real Estate Developer

               World Houston, Inc.         Delaware         08/17/77           100           Real Estate Developer

             Infinity Insurance Company    Florida          07/09/55           100           Property/Casualty Insurance

               Infinity Agency of Texas,   Texas            07/15/92           100           Managing General Agency
               Inc.

               The Infinity Group, Inc.    Indiana          07/22/92           100           Insurance Holding Company


     __________________________________________________________________________

                                        - 22 -





                                                                        % OF STOCK OWNED (1)
                                               STATE OF       DATE OF       BY IMMEDIATE
     AMERICAN FINANCIAL GROUP, INC.            DOMICILE       INCORP.      PARENT COMPANY              NATURE OF BUSINESS
                                              ----------     --------   --------------------          --------------------

               Infinity Select Insurance   Indiana          06/11/91           100           Property/Casualty Insurance
               Company

               Infinity Southern Insurance Alabama          08/05/92           100           Property/Casualty Insurance
               Corporation

               Leader National Insurance   Ohio             03/20/63           100           Property/Casualty Insurance
               Company

                  Budget Insurance         Ohio             02/14/64           100           Premium Finance Company
                  Premiums, Inc.

                  Leader National Agency,  Ohio             04/05/63           100           Brokering Agent
                  Inc.

                  Leader National Agency ofTexas            01/25/94           100           Managing General Agency
                  Texas, Inc.

                  Leader National InsuranceArizona          12/05/73           100           Brokering Agent
                  Agency of Arizona

                  Leader Preferred         Ohio             11/07/94           100           Property/Casualty Insurance
                  Insurance Company

                  Leader Specialty         Indiana          03/10/94           100           Property/Casualty Insurance
                  Insurance Company

             PCC Hotel, Inc.               Delaware         07/22/83           100           Inactive

             PCC-N26LB, Inc.               Delaware         02/02/88           100           Co-Owner Corporate Aircraft

             PCC Technical Industries, Inc.California       03/07/55           100           Holding Company

               ESC, Inc.                   California       11/02/62           100           Connector Accessories

               Marathon Manufacturing      Delaware         11/18/83           100           Holding Company
               Companies, Inc.

                  Marathon Battery Company Delaware         08/18/69           100           Inactive

                  Marathon Manufacturing   Delaware         12/07/79           100           Inactive
                  Company

                     Marathon Flite-TronicsDelaware         06/01/81           100           Inactive
                     Company

                     Old MPT Company       Delaware         11/18/83           100           Inactive



     __________________________________________________________________________

                                        - 23 -





                                                                        % OF STOCK OWNED (1)
                                               STATE OF       DATE OF       BY IMMEDIATE
     AMERICAN FINANCIAL GROUP, INC.            DOMICILE       INCORP.      PARENT COMPANY              NATURE OF BUSINESS
                                              ----------     --------   --------------------          --------------------

               PCC Maryland Realty Corp.   Maryland         08/18/93           100           Real Estate Holding Company

               Penn Camarillo Realty Corp. California       11/24/92           100           Real Estate Holding Company

             PCC-340, Inc.                 Delaware         06/09/88           100           Co-Owner Corporate Aircraft

             Penn Central UK Limited       United Kingdom   10/28/92           100           Insurance Holding Company

               Insurance (GB) Limited      United Kingdom   05/13/92           100           Property/Casualty Insurance

             Putnam Holdings, Inc.         Delaware         06/06/84           100           Inactive

               Putnam Sub, Inc.            Delaware         01/03/72           100           Inactive

             Republic Indemnity Company of California       12/05/72           100           Workers' Compensation Insurance
             America

               Republic Indemnity Company  California       10/13/82           100           Workers' Compensation Insurance
               of California

             Risico Management Corporation Delaware         01/10/89           100           Risk Management

             Telsta Network Services, Inc. Delaware         10/12/84           100           Inactive

             Windsor Insurance Company     Indiana          11/05/87           100 (2)       Property/Casualty Insurance

               American Deposit Insurance  Oklahoma         12/28/66           100           Property/Casualty Insurance
               Company

                  Granite Finance Co., Inc.Texas            11/09/65           100           Premium Financing

               Coventry Insurance Company  Ohio             09/05/89           100           Property/Casualty Insurance

               El Aguila Compania de       Mexico           11/24/94           100 (2)       Property/Casualty Insurance
               Seguros, S.A. de C.V.

               Moore Group Inc.            Georgia          12/19/62           100           Insurance Holding Company/Agency

                  Casualty Underwriters,   Georgia          10/01/54            51           Insurance Agency
                  Inc.

                  Dudley L. Moore          Louisiana        03/30/78   beneficial interest   Insurance Agency
                  Insurance, Inc.

                  Hallmark General         Oklahoma         06/16/72   beneficial interest   Insurance Agency
                  Insurance Agency, Inc.




     __________________________________________________________________________

                                        - 24 -





                                                                        % OF STOCK OWNED (1)
                                               STATE OF       DATE OF       BY IMMEDIATE
     AMERICAN FINANCIAL GROUP, INC.            DOMICILE       INCORP.      PARENT COMPANY              NATURE OF BUSINESS
                                              ----------     --------   --------------------          --------------------

                  Middle Tennessee         Tennessee        11/14/69           100           Insurance Agency
                  Underwriters, Inc.

                     Insurance Finance     Tennessee        01/03/62           100           Premium Financing
                     Company

                  Windsor Group, Inc.      Georgia          05/23/91           100           Insurance Holding Company

               Regal Insurance Company     Indiana          11/05/87           100           Property/Casualty Insurance

               Texas Windsor Group, Inc.   Texas            06/23/88           100           Insurance Agency

          PCC Real Estate, Inc.            New York         12/15/86           100           Holding Company

             PCC Billboard Realty Corp.    New York         12/15/86           100           Real Estate Developer

             PCC Chicago Realty Corp.      New York         12/23/86           100           Real Estate Developer

             PCC Fordham Realty Corp.      New York         10/16/86           100           Real Estate Developer

             PCC Gun Hill Realty Corp.     New York         12/18/85           100           Real Estate Developer

             PCC Irvington Realty Corp.    New York         10/15/85           100           Real Estate Developer

             PCC Michigan Realty, Inc.     Michigan         11/09/87           100           Real Estate Developer

             PCC Scarsdale Realty Corp.    New York         06/01/86           100           Real Estate Developer

               Scarsdale Depot Associates, Delaware         05/05/89            80           Real Estate Developer
               L.P.

             PCC Tuckahoe Realty Corp.     New York         02/24/86           100           Real Estate Developer

          Penn Central Energy Management   Delaware         05/11/87           100           Energy Operations Manager
          Company

          The Ann Arbor Railroad Company   Michigan         1895                99           Inactive

          The Associates of the Jersey     New Jersey       1804               100           Inactive
          Company

          Delbay Corporation               Delaware         12/27/62           100           Inactive

          The Indianapolis Union Railway   Indiana          1872               100           Inactive
          Company

          Lehigh Valley Railroad Company   Pennsylvania     1846               100           Inactive



     __________________________________________________________________________

                                        - 25 -





                                                                        % OF STOCK OWNED (1)
                                               STATE OF       DATE OF       BY IMMEDIATE
     AMERICAN FINANCIAL GROUP, INC.            DOMICILE       INCORP.      PARENT COMPANY              NATURE OF BUSINESS
                                              ----------     --------   --------------------          --------------------

          The New York and Harlem Railroad New York         1831                97           Inactive
          Company

          The Owasco River Railway, Inc.   New York         1881               100           Inactive

          Penn Central Properties, Inc.    Pennsylvania     12/27/82           100           Pennsylvania Real Estate

          Penn Towers, Inc.                Pennsylvania     04/27/59           100           Inactive

          Terminal Realty Penn Co.         District of      09/23/68           100           Inactive

          Timberglen Limited               United Kingdom   10/28/92           100           Investments

          United Railroad Corp.            Delaware         11/25/81           100           Inactive

          Waynesburg Southern Railroad     Pennsylvania     09/01/66           100           Inactive
          Company

          The Michigan Central Railroad    Michigan         12/30/01           100           Inactive
          Company

             Detroit Manufacturers RailroadMichigan         01/30/02            82           Inactive
             Company

          Pennsylvania-Reading Seashore    New Jersey       06/14/01            66.67        Inactive
          Line

          Pittsburgh and Cross Creek       Pennsylvania     08/14/70            83           Inactive
          Railroad Company




     (1)  Except Director's Qualifying Shares.

     (2) Total percentage owned by parent shown and by other affiliated company(ies).




     Item 27.     Number of Contract Owners

                  Not Applicable.

     Item 28.     Indemnification



     __________________________________________________________________________

      (a) The Code of Regulations of Annuity Investors(SERVICEMARK) Life Insurance Company provide in Article V follows:

                  The Corporations shall, to the full extent permitted by the General Corporation Law of Ohio, indemnify any person who is or was a director or officer of the Corporation and whom it may indemnify pursuant thereto. The Corporation may, within the sole discretion of the Board of Directors, indemnify in whole or in part any other persons whom it may indemnify pursuant thereto.

     Insofar as indemnification for liability arising under the Securities Act of 1933 ("1933 Act") may be permitted to directors, officers and controlling person of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by the director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

     (b) The directors and officers of Annuity Investors(SERVICEMARK) Life Insurance Company are covered under a Directors and Officers Reimbursement Policy. Under the Reimbursement Policy, directors and officers are indemnified for loss arising from any covered claim by reason of any Wrongful Act in their capacities as directors or officers, except to the extent the Company has indemnified them. In general, the term "loss" means any amount which the directors or officers are legally obligated to pay for a claim for Wrongful Acts. In general, the term "Wrongful Acts" means any breach of duty, neglect, error, misstatement, misleading statement, omission or act by a director or officer while acting individually or collectively in their capacity as such claimed against them solely by reason of their being directors and officers. The limit of liability under the program is $20,000,000 for the policy year ending September 1, 1995. The primary policy under the program is with National Union Fire Insurance Company of Pittsburgh, PA. in the name of American Premier Underwriters, Inc.


     Item 29.     Principal Underwriter

     AAG Securities, Inc. is the underwriter and distributor of the Contracts as defined in the Investment Company Act of 1940 ("1940 Act").

     (a) AAG Securities, Inc. does not act as a principal underwriter, depositor, sponsor or investment adviser for any investment company other than Annuity Investors(SERVICEMARK) Variable Account A.


     __________________________________________________________________________

     (b)   Directors and Officers of AAG Securities, Inc.


       Name and Principal                Position with AAG
       Business Address                  Securities, Inc.

       Thomas Kevin Liguzinski (1)       Chief Executive Officer
                                         and Director

       Mark Francis Muething (1)         Vice President, Secretary
                                         and Director

       William Jack Maney, II (1)        Director

       Jeffrey Scott Tate (1)            Director

       James Medford Tarkington (1)      President

       Andrew Conrad Bambeck, III (1)    Vice President

       William Claire Bair, Jr. (1)      Treasurer

     _________________________

     (1)  250 East Fifth Street, Cincinnati, Ohio  45202

           (c)    Not applicable.

     Item 30.     Location of Accounts and Records

     All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by Lynn E. Laswell, Assistant Vice President, of the Company at the Administrative Office.

     Item 31.     Management Services

     Not applicable.

     Items 32.    Undertakings

     (a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

     (b) Registrant undertakes that it will include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.



     __________________________________________________________________________

     (c) Registrant undertakes to deliver any Prospectus and Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to the Company at the address or phone number listed in the Prospectus.



















































     __________________________________________________________________________

                                     SIGNATURES

           As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Registration Statement to be signed on its behalf by the undersigned in the City of Cincinnati, State of Ohio on the 27th day of December, 1995.

                              ANNUITY INVESTORS(SERVICEMARK)
                              VARIABLE ACCOUNT A (REGISTRANT)


                              By:/s/ Robert Allen Adams
                                 -----------------------
                                  Robert Allen Adams
                                  Chairman of the Board, President
                                  and Director, Annuity Investors(SERVICEMARK)
                                  Life Insurance Company

                              ANNUITY INVESTORS(SERVICEMARK)
                              LIFE INSURANCE COMPANY (DEPOSITOR)



                              By:/s/ Robert Allen Adams
                                -----------------------
                                  Robert Allen Adams
                                  Chairman of the Board, President
                                  and Director

           As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.





       /s/ Robert Allen Adams        __________________________          December 27, 1995
       -------------------------     Principal Executive
       Robert Allen Adams            Officer, Director



       /s/ Robert Eugene Allen       __________________________          December 27, 1995
       --------------------------    Principal Financial
       Robert Eugene Allen           Officer







     __________________________________________________________________________

                                        - 30 -





       /s/ Lynn Edward Laswell       __________________________          December 27, 1995
       --------------------------    Principal Accounting
       Lynn Edward Laswell           Officer



       /s/ Stephen Craig Lindner     __________________________          December 27, 1995
       ---------------------------   Director
       Stephen Craig Lindner



       /s/ William Jack Maney,II     __________________________          December 27, 1995
       ---------------------------   Director
       William Jack Maney, II        Officer



       /s/ James Michael Mortenson   __________________________          December 27, 1995
       ---------------------------   Director
       James Michael Mortenson



       /s/ Mark Francis Muething     __________________________          December 27, 1995
       ---------------------------   Director
       Mark Francis Muething



       /s/ Jeffrey Scott Tate        __________________________          December 27, 1995
       ---------------------------   Director
       Jeffrey Scott Tate





















     __________________________________________________________________________

                                    EXHIBIT INDEX


       Exhibit No.       Description of Exhibit


       (1)               Resolution of the Board of Directors of
                         Annuity Investors(SERVICEMARK) Life
                         Insurance Company authorizing establishment of Annuity Investors(SERVICEMARK) Variable Account A

       (6)(a)            Articles of Incorporation of Annuity
                         Investors(SERVICEMARK) Life Insurance
                         Company

       (6)(b)            Code of Regulations of Annuity
                         Investors(SERVICEMARK) Life Insurance
                         Company

       (8)(a)            Participation Agreement between Annuity
                         Investors(SERVICEMARK) Life Insurance
                         Company and Dreyfus Variable Investment Fund

       (8)(b)            Participation Agreement between Annuity
                         Investors(SERVICEMARK) Life Insurance
                         Company and Dreyfus Stock Index Fund

       (8)(c)            Participation Agreement between Annuity
                         Investors(SERVICEMARK) Life Insurance
                         Company and Dreyfus Socially Responsible
                         Fund

       (8)(f)            Service Agreement between Annuity
                         Investors(SERVICEMARK) Life Insurance
                         Company and American Annuity Group, Inc.

       (8)(g)            Agreement between AAG Securities Inc. and
                         AAG Insurance Agency, Inc.

       (8)(h) Investment Service Agreement between Annuity Investors(SERVICEMARK) Life Insurance
                         Company and American Annuity Group, Inc.

       (9)               Opinion and Consent of Counsel













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